Exhibit 2.1

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is entered into as of August 21, 2008 (the “Effective Date”) by and among Salary.com, Inc., a Delaware corporation (“Buyer”); Nicholas Revell, Ashley Wheaton and John Cooke (together, the “Principals”); The Oxford Gateway Fund No. 2 (the “Fund”) acting by its manager Oxford Capital Partners Limited (“OCP” and together with the Fund, “Oxford”); and the shareholders listed on Exhibit A attached hereto (the “Additional Shareholders”). The Principals, Oxford and the Additional Shareholders, together, are referred to as the “Sellers”, and each a “Seller”. Buyer, the Principals, Oxford and the Additional Shareholders are referred to collectively herein as the “Parties”.

WITNESSETH:

WHEREAS, InfoBasis Limited, a private limited company organized under the laws of England and Wales with registered number 04245931 (“InfoBasis”), is engaged in the business of human resources software production and development;

WHEREAS, the Sellers (other than OCP) and Share Nominees Limited own one hundred percent (100%) of the issued and outstanding share capital of InfoBasis (the “Shares”); and

WHEREAS, the Sellers desire to sell, transfer and assign the Shares to Buyer, and Buyer desires to purchase and acquire the Shares, on and subject to the terms set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and undertakings herein contained, the Parties, intending to become legally bound, agree as follows.

ARTICLE I

DEFINITIONS

1.1 Definitions. For the purposes of this Agreement, the following words and phrases, when used herein, shall have the meanings specified or referred to below:

“Accounts Date” means 31 July 2008.

“Affiliate” means in relation to a body corporate, any subsidiary, subsidiary undertaking or holding company of such body corporate, and any subsidiary or subsidiary undertaking of any such holding company for the time being and in relation to an individual means a person connected to that individual.

“Business Day” means a day other than a Saturday or Sunday or a bank or public holiday in England or the United States of America.

“Business Software” means software that is used in the conduct of the InfoBasis Business as at the date of this Agreement, excluding the InfoBasis Products and all software that InfoBasis includes in any of the InfoBasis Products.

“Buyer Common Stock” means common stock of Buyer, par value $0.0001 per share.

“Buyer’s Solicitors” means Halliwells LLP of 1 Threadneedle Street, London EC2R 8AY.

“CA1985” means the Companies Act 1985.

“CA2006” means the Companies Act 2006.

“Claim” means a Relevant Claim or Tax Claim or Indemnity Claim.

“Closing” and “Closing Date” have the meanings set forth in Section 2.2 below.

“Companies Acts” means CA1985 and CA2006, together as in force from time to time.

“Closing Statement” means the statement of transactions of InfoBasis and provisions to be made for accrued liabilities between the Accounts Date and Closing prepared by the Principals.

“Computer Equipment” means all computer hardware including all disks, disk drives, display screens, keyboards, printers, microprocessors (whether embedded in a computer or any other piece of equipment) associated and peripheral equipment and firmware and any other items that connect with any or all of them together with technical documentation, which in each case are owned by InfoBasis and/or used in the InfoBasis Business.

“Confidential Information” means all trade secrets, data, know how and other such information (in whatever form held including written, oral, visual and electronic) which is for the time being not publicly known which is used in, or otherwise relates to, any part of the InfoBasis Business including (i) any goods manufactured and/or sold, or services rendered by, InfoBasis, (ii) the operations, management, administration or other financial affairs of InfoBasis, (iii) the sale or marketing of any of the goods manufactured and/or sold, or services rendered by, InfoBasis, or (iv) the Intellectual Property of InfoBasis.

“Contracts” means agreements, contracts, leases, licenses, purchase orders, and other arrangements, oral and written, including all of the licenses and sublicenses granted and obtained with respect thereto, that are material to the InfoBasis Business as at the date of this Agreement. For purposes of this definition, “material” shall mean agreements, contracts, leases, licenses, purchase orders, and other arrangements which (i) involve payment to or from InfoBasis of at least 1,000 pounds sterling, (ii) have a term in excess of six (6) months from the Closing Date or (iii) are not cancelable without penalty by InfoBasis upon no more than thirty (30) days prior written notice.

“Counsel” a barrister of the Bar of England and Wales of at least ten years standing with experience relating to contractual disputes concerning breaches of warranty or other claims under share sale transactions.

“Data Protection Legislation” any and all data protection and privacy legislation in force from time to time in those parts of the world in which InfoBasis operates and/or processes personal data (either directly or via a third party) including the Data Protection Act 1984 (in so far as it is still in force), the Data Protection Act 1998, the Telecommunications (Data Protection and Privacy) Regulations 1999 and the Privacy and Electronic Communications (EC Directive) Regulations 2003;

“Deposit Account” means a joint deposit account to be opened by OCP’s Solicitors in the names of the Buyer’s Solicitors and OCP’s Solicitors at HSBC Bank plc of 2nd floor, 70 Pall Mall, London SW1Y 5EZ as provided in Section 2.5.

“Disclosed Documents” means the documents contained on the Disclosure Disk and listed in the List of Disclosed Documents.

“Disclosure Disk” means (collectively) the two disks containing the Disclosed Documents, both of which accompany and form part of the Disclosure Letter.

“Disclosure Letter” means the letter in the agreed form from the Principals to Buyer in relation to the Warranties in Article III and Section 5.4 having the same date as this Agreement, consisting of the Disclosure Schedule, the Disclosure Disk, the List of Disclosed Documents and the Disclosed Documents.

“Disclosure Schedule” means the schedule of specific disclosures attached to and forming part of the Disclosure Letter.

“Domain Names” means all domain names registered to InfoBasis or the Principals, or that InfoBasis otherwise has the rights to operate or uses in the course of its business operations, including, but not limited to, www.infobasis.com.

“Encumbrances” means any mortgage, pledge, lien, option, charge, attachment, easement, covenant, restriction, right of first refusal, right of pre-emption, right of set off, third party right or interest or other encumbrance or security of any nature or kind howsoever arising.

“Event” means an event, act, transaction or omission, including, without limitation, a receipt or accrual of income or gains, distribution, failure to distribute, acquisition, disposal, transfer, payment, loan or advance.

“Excluded Warranties” has the meaning in Section 11.1.

“Fund Member” means each person who is an investor in the Fund or is a member of the Fund or is a member of the investor’s committee from time to time.

“Indemnity” means the indemnities set out in Section 12.1(a)(i).

“Indemnity Claim” means any claim brought by an Indemnitee under Section 12.1(a)(i).

“InfoBasis Business” means the products and services offered by and the business operations and relationships of InfoBasis, as of the date hereof, including, without limitation, the InfoBasis Products and all of the intellectual property, technology, know how, products and services, customer contracts and agreements, customer relationships, third party intellectual property licenses and referral arrangements, and tangible and intangible property (including but not limited to goodwill) involved in or related to the operation of the InfoBasis business.

“InfoBasis Products” means all software products owned, developed or under development or exploited or licensed by InfoBasis, including without limitation, InfoBasis’ Enterprise Skills Infrastructure platform and all Total Capability Management Solutions (in either case whether or not sold or licensed under that name), all tools, products and services related thereto, and all customer data collected by or provided to InfoBasis in connection therewith, and all updates, modifications, new versions, new releases, enhancements, developments and upgrades to the above from time to time.

“Intellectual Property” has the meaning provided in Section 3.20(a).

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, or whether due or to become due), including any liability for Tax.

“List of Disclosed Documents” means the list of disclosed documents (in the agreed form) that accompanies and forms part of the Disclosure Letter. For the avoidance of doubt, a document listed in the List of Disclosed Documents shall not be deemed disclosed for the purpose of this Agreement, unless a true and complete copy of such document is contained on the Disclosure Disk.

“Material Adverse Effect” means any matter or circumstance or set of matters or circumstances which causes or which could reasonably be expected to cause a loss or liability in excess of 10,000 pounds sterling.

“Nominee Company” means Share Nominees Limited a company registered in England, (Company No. 2476691), whose registered office is at Oxford Home, Oxford Road, Aylesbury, Bucks HP21 852.

“OCP’s Solicitors” means Nabarro LLP of Lacon House, 84 Theobald’s Road London WC1X 8RW acting for OCP, the Fund and the Nominee Company.

“Ordinary Shares” means all of the issued and allotted ordinary shares, par value 1p each, of InfoBasis.

“Oxford Escrow Agreement” means the agreement to be entered into between OCP, the Fund, the Buyer’s Solicitors and OCP’s Solicitors in relation to the Deposit Account.

“Preferred Shares” means all of the issued and allotted preferred ordinary shares, par value 1p each, of InfoBasis.

“Principals’ and Additional Shareholders’ Solicitors” means Northwood Reid of The Magdalen Centre, Oxford Science Park, Oxford OX4 4GA acting for the Principals and the Additional Shareholders.

“Property” means the premises at Units 9 and 10 Napier Court, Abingdon Science Park, Abingdon, Oxfordshire, England.

“Related Agreement” means any agreement, certificate or instrument executed and delivered by a Party and/or the Nominee Company at the Closing or otherwise in connection with the consummation of the transactions contemplated by this Agreement.

“Relevant Claim” has the meaning in Section 11.2(b).

“Relevant Shareholders” means each of John Cooke, Duncan Smart, Nicholas Revell, Christine Rossiter, Benjamin Hedges, Ashley Wheaton and Andrew Andrews.

“Relevant STFs” means the following stock transfer forms:

(a) a stock transfer form dated 27 March 2008 transferring 52,000 Ordinary Shares from Nicholas Revell and Andrew Andrews to Donald Taylor (“First STF”);

(b) a stock transfer form dated 27 March 2008 transferring 10,000 Ordinary Shares from John Cooke to Duncan Smart (“Second STF”);

(c) a stock transfer form dated 27 March 2008 transferring 10,000 Ordinary Shares from Nicholas Revell to Christine Rossiter (“Third STF”);

(d) a stock transfer form dated 27 March 2008 transferring 18,000 Ordinary Shares from John Cooke and Nicholas Revell to Benjamin Hedges (“Fourth STF”); and

(e) a stock transfer form dated 27 March 2008 transferring 238,000 Ordinary Shares from John Cooke and Nicholas Revell to Ashley Wheaton (“Fifth STF”).

“Relief” means any loss, relief, allowance, exemption, set-off, deduction, right to repayment or credit or other relief of a similar nature granted by or available in relation to Tax pursuant to any legislation or otherwise.

“Restricted Period” means the period of five (5) years following the Closing Date.

“Shareholder Representative” has the meaning provided in Section 2.4.

“Shares” means the Ordinary Shares and the Preferred Shares.

“Tax” means any national, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, national insurance, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, stamp duty, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Claim” means any claim by the Buyer under the Tax Indemnity.

“Tax Indemnity” means the covenant by the Principals in favour of the Buyer relating to Tax in Section 12.2.

“Taxes Act” means the Income and Corporation Taxes Act 1988.

“Tax Warranty” means each warranty in Section 3.18.

“VATA” means the Value Added Tax Act 1994.

“Warranty” means each statement in Article III, and “Warranties” means all those statements.

1.2 References in Agreement. In this Agreement, a reference to:

(a) a “subsidiary undertaking” or “parent undertaking” is to be construed in accordance with section 1162 CA2006 and a “subsidiary” or “holding company” is to be construed in accordance with section 736 CA1985;

(b) a document in the “agreed form” is a reference to a document in a form approved and, for the purposes of identification, signed by or on behalf of each of Buyer and the Shareholder Representative;

(c) a statutory provision includes a reference to the statutory provision as replaced, modified or re-enacted from time to time before or after the date of this Agreement and any subordinate legislation made under the statutory provision before or after the date of this Agreement. In particular (without prejudice to the generality of the foregoing) a reference to a section of CA1985 shall include a reference to any section of CA2006 which replaces, modifies or re-enacts that section of CA1985 at any time after the date of this Agreement with effect from the date such section of CA2006 comes into force;

(d) a person includes a reference to an individual, body corporate, association (including any unincorporated association), government, state, agency of state or any undertaking (whether or not having a legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

(e) a Party means a party to this Agreement and includes its permitted assignees and/or the successors in title to substantially the whole of its undertaking and, in the case of an individual, to his estate and personal representatives;

(f) a company (other than InfoBasis) shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(g) a sub-section in a Section, or to a paragraph in a Schedule, are to a sub-section of that Section or a paragraph of that Schedule;

(h) a Section, paragraph, Exhibit or Schedule, unless the context otherwise requires, is a reference to a Section or paragraph of, or Exhibit or Schedule to, this Agreement;

(i) “includes” and “including” shall mean including without limitation;

(j) this Agreement includes its schedules and exhibits;

(k) this Agreement or any provision of this Agreement or any document, is to this Agreement, that provision or that document as in force for the time being and as amended from time to time in accordance with the terms of this Agreement or that document or with the agreement of the relevant parties;

(l) any reference to the “Fund” shall be construed to include a reference to each person holding a beneficial interest in the Preferred Shares registered in the name of the Nominee Company (including the Preferred Shares listed opposite the names of OCP and the Fund in Schedule 3.3); and

(m) any reference to the term “enforceable” in Article IV shall mean that the obligations assumed by Oxford and/or the Nominee Company under this Agreement and the Nominee Agreements are of a type which the English courts enforce. However, it does not mean that those obligations or rights will necessarily be enforced in all circumstances in accordance with the terms of this Agreement and the Nominee Agreements creating them.

1.3 Headings. Headings in this Agreement are for convenience only and do not affect its interpretation.

1.4 Interpretations.

(a) Words importing the singular include the plural and vice versa and words importing a gender include every gender.

(b) Any question as to whether a person is connected with another shall be determined in accordance with section 839 of the Taxes Act (except that in construing section 839 “control” has the meaning given by section 840 or section 416 of the Taxes Act so that there is control whenever section 840 or 416 requires) which shall apply in relation to this Agreement as it applies in relation to the Taxes Act.

(c) Where in this Agreement any Party gives an indemnity in favour of another Party, the obligation of the indemnifying Party shall, subject to the limitations and exclusions of liability expressed in this Agreement, be to make the relevant payment in full on demand or within such time as is provided for in this Agreement and without any set-off, counterclaim or other deduction.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale of Share Capital.

(a) On and subject to the terms and conditions of this Agreement, at the Closing, Buyer shall purchase, and each of the Sellers shall sell or procure the sale with full title guarantee and free from any Encumbrance, convey, assign, transfer and deliver the Shares set out opposite their respective names in Schedule 3.3 to Buyer, for the following consideration:

(i) On the Closing Date, Buyer shall pay to the Sellers an aggregate of £1,994,991 (“Cash Consideration”) by telegraphic transfer or other cleared funds, in the amounts set forth next to each Seller’s name in Schedule 3.3 in accordance with Section 2.2. For the avoidance of doubt, OCP and the Fund shall be paid an aggregate amount of £1,140,120 between them.

(ii) On the Closing Date, Buyer shall deposit Five Hundred Thousand U.S. Dollars (US$500,000) (the “InfoBasis Escrow Monies”) into escrow to be held until the first anniversary of the Closing and to be paid to the Buyer and/or Principals and the Additional Shareholders in accordance with the terms of this Agreement and the escrow agreement entered into by and among Buyer, the Shareholder Representative and Silicon Valley Bank in the form attached hereto as Exhibit C (the “InfoBasis Escrow Agreement”).

(iii) On the Closing Date, Buyer shall transfer One Hundred Seventy Two Thousand and Eight Hundred U.S. Dollars ($172,800) (the “Oxford Escrow Monies”) to the Buyer’s Solicitors and shall provide the Buyer’s Solicitors with irrevocable instructions to pay the Oxford Escrow Monies in the Deposit Account as soon as reasonably practicable after the Deposit Account is set up. The Oxford Escrow Monies will be paid to Buyer and/or Oxford in accordance with the terms of this Agreement.

(iv) Contingent consideration (the “Contingent Consideration”) having a maximum value of One Million U.S. Dollars ($1,000,000) shall be paid to Ashley Wheaton and Nicholas Revell and the Additional Shareholders (apart from Jennings of Garsington Limited) (collectively the “Employee Owners”) in the respective proportions shown in Schedule A in cash and/or Buyer Common Stock at Buyer’s option in five separate installments upon the occurrence of the events and at the times and in the amounts set forth on Schedule A attached hereto.

(v) Should Buyer or any of the Employee Owners disagree or dispute the timing, calculation or payment of consideration due to the Employee Owners pursuant to Section 2.1(a)(iv), the matter shall be resolved pursuant to the dispute resolution process specified in Section 13.20.

(b) For the avoidance of doubt, and without prejudice to paragraph 2.1 (a) above the Fund and OCP shall sell and transfer and/or shall procure the sale and transfer to the Buyer of the beneficial interests in the Shares registered in the name of the Nominee Company and shall procure that the Nominee Company shall sell and transfer legal title to any Shares registered in the name of the Nominee Company (including in each case those Shares listed opposite the Fund’s and OCP’s names in Schedule 3.3) to Buyer.

(c) Section 6(2) of the Law of Property (Miscellaneous Provisions) Act 1994 shall have no effect for the purpose of this Agreement.

(d) Title to, beneficial ownership of and any risk attaching to the Shares shall pass to Buyer on Closing and the Shares shall be sold and purchased together with all rights and benefits attached to or accruing to them at or at any time after Closing.

(e) Buyer shall not be obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously.

(f) Each of the Sellers irrevocably waives any right of pre-emption or other right or restriction on transfer in respect of any of the Shares conferred on him (whether under the articles of association of InfoBasis or otherwise) and shall procure the irrevocable waiver of any such right or restriction conferred on any other person who is not a Party.

(g) The Buyer shall pay the portion of the Cash Consideration due to the Principals and the Additional Shareholders into the following client account of Plainlaw LLP:

Bank: HSBC Bank Plc

Account Name: Plainlaw LLP client money manager account

Account number: 72104180

Sort code: 40-24-17

IBAN: GB08MIDL40241772104180 .

The Buyer shall pay the portion of the Cash Consideration due to Oxford into the following client account of Nabarro LLP:

Bank: HSBC Bank Plc

Account Name: Nabarro LLP Client Account

Account number: 20614505

Sort code: 40 05 27

IBAN: GB33MIDL40052720614505.

Payment by the Buyer in accordance with this Section 2.1(g) shall constitute a full discharge of the Buyer’s obligation to make any such payment and the Buyer shall not be concerned with the application of any such amount.

2.2 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date of this Agreement (the “Closing Date”) when each of the matters set out in Section 9.1 shall occur. Upon completion of the matters referred to in Section 9.1 the Buyer shall pay the Cash Consideration in the manner specified in Section 2.1(g) and shall pay the InfoBasis Escrow Monies to the Escrow Agent (as defined below) to be held in accordance with the InfoBasis Escrow Agreement as provided for in Section 2.4, and shall pay the Oxford Escrow Monies to the Buyer’s Solicitors to be dealt with as provided for in Section 2.5. Documents shall be exchanged by electronic transmission, or as otherwise agreed between the Parties. If the Parties are unable for any reason to conduct a closing electronically, a physical closing will occur on the Closing Date at such place agreed by the Parties.

2.3 Domain Names. The Principals shall take (at their cost) all reasonable actions required by the Buyer to transfer any of the Domain Names used in respect of the InfoBasis Business and that are registered in the name of any of the Principals to InfoBasis.

2.4 InfoBasis Escrow. At the Closing, Buyer and the Shareholder Representative (as defined below) and Silicon Valley Bank (the “Escrow Agent”) shall execute and deliver the InfoBasis Escrow Agreement, and Buyer shall deposit the InfoBasis Escrow Monies with the Escrow Agent. The InfoBasis Escrow Monies shall be available for the purpose of satisfying: (i) any Relevant Claim; (ii) any claim for breach of the warranties in Article V; (iii) the indemnity obligations in Sections 12.1(a) and 12.2 (including Tax Claims); and (iv) any other obligations of the Principals and the Additional Shareholders under this Agreement. The InfoBasis

Escrow Monies shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the InfoBasis Escrow Agreement. In order to administer the InfoBasis Escrow Agreement efficiently, the Principals and the Additional Shareholders hereby designate Ashley Wheaton as their representative. He or any alternative nominated by the Principals and the Additional Shareholders from time to time shall be the Shareholder Representative). The Principals and the Additional Shareholders hereby authorize the Shareholder Representative to take any and all action as is contemplated to be taken by or on behalf of the Principals and the Additional Shareholders by the terms of the InfoBasis Escrow Agreement or this Agreement, including without limitation, the delivery of instructions to the Escrow Agent to disburse all or any portion of the InfoBasis Escrow Monies. All decisions and actions by the Shareholder Representative shall be binding upon all of the Principals and the Additional Shareholders, and no Principal or Additional Shareholder shall have the right to object, dissent, protest or otherwise contest the same.

2.5 Oxford Escrow. At Closing Buyer and Oxford shall execute the Oxford Escrow Agreement. Oxford and the Buyer will procure that OCP’s Solicitors and the Buyer’s Solicitors will set up the Deposit Account as soon as reasonably practicable after Closing. The Buyer shall procure that the Buyer’s Solicitors transfers the Oxford Escrow Monies together with interest (actually accrued thereon from the date of Closing to the date of transfer) to the Deposit Account as soon as reasonably practicable after receipt of the details of the Deposit Account. The Oxford Escrow Monies shall be available for the purpose of satisfying indemnity obligations under Section 12.1(b) and any other obligations of Oxford and the Nominee Company under this Agreement. The Oxford Escrow Monies shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement. For the avoidance of doubt interest on the Oxford Escrow Monies shall be payable to Oxford on such date as the Deposit Account is closed.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PRINCIPALS

The Principals, jointly and severally (unless a Warranty is expressly stated to the contrary below to be given by the Principals severally), represent and warrant to Buyer as follows:

3.1 Organization of InfoBasis. InfoBasis is a private limited company duly incorporated and existing under the laws of England and Wales and has been in continuous existence since incorporation, and has the capacity, full power and authority, as the case may be, to conduct its business as it is conducted at the date hereof and to own, use, license and lease (as the case may be) its various assets and properties. InfoBasis is registered in each jurisdiction in which it is required to be qualified to do business except where the failure to so qualify would not have Material Adverse Effect. Each jurisdiction in which InfoBasis conducts its business, whether through a branch, agency, permanent establishment or otherwise is listed in the Disclosure Schedule. Except as fully and fairly disclosed in Section 3.1 of the Disclosure Schedule, InfoBasis does not have and has never had a subsidiary undertaking. InfoBasis has no interest in, nor has it agreed, arranged or undertaken to acquire an interest in, or take part in the management of, a corporate body.

3.2 Purchase of Own Shares and Distributions. InfoBasis has not at any time: purchased, redeemed or repaid any of its own share capital or given any financial assistance (as set out in section 151 to 158 CA1985) in connection with any acquisition of its share capital or the share capital of any holding company of InfoBasis from time to time. All dividends and distributions declared, made or paid by InfoBasis have been declared, made or paid in accordance with its memorandum and articles of association (at the relevant time), the applicable provisions of the Companies Acts and any agreement or arrangement made with any third party regulating the payment of dividends and distributions by InfoBasis, complete copies of which agreements or arrangements are included on the Disclosure Disk.

3.3 Ownership of Shares. Each of the persons listed in Schedule 3.3 is the sole registered holder of the Shares set out opposite such person’s name in Schedule 3.3 (save that the Nominee Company is the sole registered holder of the Preferred Shares set out opposite the names of the Fund and OCP in Schedule 3.3). Each of the Principals severally but not jointly warrants that he is the sole legal and beneficial owner of the Shares specified opposite his name in Schedule 3.3, free and clear of all Encumbrances nor is there any agreement or obligation to create or give an Encumbrance in respect of the Shares specified opposite his name in Schedule 3.3. The Shares listed in Schedule 3.3 comprise the whole of InfoBasis’ allotted and issued share capital. InfoBasis has not exercised nor purported to exercise or claim any lien over the Shares and no call on the Shares is outstanding. All such Shares have been, and will be at the Closing, validly issued, allotted and fully paid. Except as fully and fairly disclosed in Section 3.3 of the Disclosure Schedule, InfoBasis has not granted, allotted, issued or agreed to grant, allot or issue and/or will not grant, allot, issue or agree to grant, allot or issue any other share or other equity interest in InfoBasis or its share capital, and each Principal severally (but not jointly) warrants that there are no outstanding options, warrants, subscription rights, securities that are convertible into or exchangeable for, or any other commitments of any character relating to, any interest in the Shares registered in the name of that Principal. The Principals warrant there are no outstanding options, warrants, subscription rights, securities that are convertible into or exchangeable for, or any other commitments of any character relating to any unissued shares or other securities of InfoBasis other than those belonging to Buyer (as contemplated or provided herein). Except as fully and fairly disclosed in Section 3.3 of the Disclosure Schedule, no shares in InfoBasis are, or will be at the Closing, subject to any right of first refusal, preemptive, subscription or other similar right under any provision of applicable law or any agreement, other than preemptive rights under the InfoBasis Organizational Documents all of which have been waived pursuant to this Agreement. So far as the Principals are aware, no person has claimed to be entitled to an Encumbrance in relation to any of the Shares or unissued shares in the capital of InfoBasis.

3.4 No Agreement or Litigation Relating to Shares. Except as fully and fairly disclosed in Section 3.4 of the Disclosure Schedule, other than this Agreement, there is no agreement, arrangement or obligation requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, transfer, redemption or repayment of, a share (or any interest in any shares) in the capital of InfoBasis (including an option or right of pre-emption or conversion). There is no litigation, arbitration, prosecution, administrative or other legal proceedings or dispute in existence or threatened against any Principal or InfoBasis in relation to any of the Shares or, so far as the Principals are aware, any unissued shares in the capital of InfoBasis or, as a several but not joint warranty, in relation to his entitlement to dispose of any of the Shares owned by that Principal and, so far as the Principals are aware there is no fact or circumstance which might give rise to any such proceedings or dispute. Except as fully and fairly disclosed in Section 3.4 of the Disclosure Schedule, each of the Principals severally but not jointly warrants that none of the Shares of such Principal has been the subject of a transaction within the last five years where the transferor of the Shares made a gift of them or received no consideration or where the consideration (in money or money’s worth) was significantly less than the value (in money or money’s worth) provided by the transferor.

3.5 Constitution, Registers and Returns. The copy of the memorandum and articles of association of InfoBasis included on the Disclosure Disk as Document 1.1 (“InfoBasis Organizational Documents”) is true, complete and accurate and is the current memorandum and articles of association of InfoBasis. The Disclosure Disk also contains a copy of every resolution and agreement specified in section 29 CA2006. Except as fully and fairly disclosed in Section 3.5 of the Disclosure Schedule, InfoBasis has at all times carried on its business and affairs in accordance with the InfoBasis Organizational Documents (at the relevant time). Except as fully and fairly disclosed in Section 3.5 of the Disclosure Schedule, each register, minute book and other book which the Companies Acts require InfoBasis to keep has been properly kept and contains a true, complete and accurate record of the matters which it is required by the Companies Acts to record. No notice has been received or allegation made that a register or book is incorrect or should be rectified. All returns, particulars, resolutions and other documents required to be delivered by InfoBasis to the registrar of companies or any other governmental or other authority or agency have been properly prepared and delivered within the applicable time limits, except where the failure to do so would not have a Material Adverse Effect. Except as fully and fairly disclosed in Section 3.5 of the Disclosure Schedule, InfoBasis has not given any power of attorney or other authority by which a person may enter into an agreement, arrangement or obligation on InfoBasis’ behalf (other than an authority for a director, other officer or employee to enter into an agreement in the ordinary course of his duties).

3.6 Authorization of Transaction. The Principals have full right, power, authority and capacity to enter into this Agreement and the Related Agreements to which each is or may become a party, and to perform their respective obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Related Agreements have been duly authorized by all necessary company actions or proceedings on the part of the Principals and InfoBasis, and no further acts or proceedings on the part of the Principals or InfoBasis are necessary under the InfoBasis Organizational Documents, or by law or otherwise to authorize the execution by the Principals of this Agreement and the Related Agreements, the performance by each Principal of its obligations hereunder and the consummation by each Principal of the transactions contemplated hereby. This Agreement and the Related Agreements to which the Principals are or may become a party constitute (or will constitute when executed or delivered) the legally binding obligations of each Principal, enforceable in accordance with their respective terms.

3.7 Noncontravention. Neither the execution and the delivery of this Agreement and the Related Agreements, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any constitution, statute, law, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any Principal or InfoBasis is subject or any provision of the InfoBasis Organizational Documents, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice and/or consent under any agreement, contract, lease, license, instrument, or other arrangement to which InfoBasis is a party or by which InfoBasis is bound or to which any of InfoBasis’ assets is subject except as fully and fairly disclosed in Section 3.7 of the Disclosure Schedule. Other than as fully and fairly disclosed in Section 3.7 of the Disclosure Schedule, (and the adjudication of stamp duty payable on the stock transfer forms transferring the Shares), InfoBasis does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency, in order for the Parties to consummate the transactions contemplated by this Agreement.

3.8 Brokers’ Fees. Except as fully and fairly disclosed in Section 3.8 of the Disclosure Schedule, neither the Principals nor InfoBasis have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

3.9 Title to Assets. Except as fully and fairly disclosed in Section 3.9 of the Disclosure Schedule, InfoBasis legally and beneficially owns, or has a valid leasehold interest in, the respective properties and assets used by it, located on InfoBasis’ premises, or shown on the most recent Financial Statements (except for accounts receivable collected and inventory disposed of in the ordinary course since the date of the most recent Financial Statements), related to the InfoBasis Business, free and clear of all Encumbrances, and InfoBasis has not sold or transferred or agreed to sell or transfer any of the assets referred to in this section, except for (i) those fully and fairly disclosed in Section 3.9 of the Disclosure Schedule, and (ii) those for taxes and other charges of national, local and foreign governments and agencies that are not due or payable or that may hereafter be paid without penalty. InfoBasis owns or has the right to use each asset necessary for InfoBasis to conduct its business as conducted at the date hereof. Except as fully and fairly disclosed in Section 3.9 of the Disclosure Schedule, there are no outstanding agreements, options or commitments of any nature obligating InfoBasis to transfer any of its assets or rights or interests therein to any party other than Buyer (as contemplated or provided herein).

3.10 Financial Statements. Contained on the Disclosure Disk as Documents 2.2, 2.3 and 2.4 are the following financial statements of InfoBasis (collectively the “Financial Statements”): (i) audited report and financial statements for years ended December 31, 2007 and 2006 (the “Audited Financial Statements”) and (ii) unaudited financial statements for the 7 month period ended July 31, 2008 (the “Unaudited Financial Statements”). The Audited Financial Statements (including the notes thereto) are (i) true, complete and accurate in all material respects and comply with the requirements of the Companies Act and other relevant statutes; (ii) present a true and fair view of the financial condition, results of operations, profit and loss and cash flows of InfoBasis at the dates and for the periods indicated; (iii) have been prepared in accordance with the books and records of InfoBasis and in accordance with generally accepted accounting principles (as practiced in England) applied on a basis consistent with previous periods; (iv) have been audited by an auditor or firm of accountants qualified to act as auditors in the United Kingdom; (v) are not affected by any extraordinary, exceptional or non-recurring items or by any other fact or circumstance making the profit or loss for a period covered by any of those accounts unusually high or low; and (vi) have been filed and laid before the shareholders of InfoBasis in a general meeting in accordance with the requirements of the Companies Acts. InfoBasis has not engaged in any financing (including incurring any borrowing or indebtedness in the nature of acceptances or acceptance credits) of a type which would not be required to be shown or reflected in the Financial Statements. The Unaudited Financial Statements are: (1) in all material respects true, complete and correct; (2) present fairly, in all material respects, the financial condition, results of operations, and cash flows of InfoBasis at the dates and for the periods indicated and (except as expressly disclosed in them) there were no unusual, exceptional, non recurring or extraordinary items which materially affected such Unaudited Financial Statements; and (3) have been prepared in accordance with the books and records of InfoBasis on a consistent basis throughout the periods covered thereby in accordance with good accounting practice.

3.11 Changes since the Accounts Date. Except as fully and fairly disclosed in Section 3.11 of the Disclosure Schedule or in the Closing Statement, since the Accounts Date: (i) the InfoBasis business has been carried on in the ordinary and usual course without interruption, both as regards its nature, extent and manner and so as to maintain it as a going concern; (ii) there has been no material adverse change in the turnover, financial or trading position or prospects of InfoBasis and, so far as the Principals are aware, there is no fact or circumstance which might give rise to any such change other than general national and global economic factors; (iii) there has been no reduction in the value of the net tangible assets of InfoBasis on the basis of the valuations used in the Financial Statements; (iv) InfoBasis has not, other than in the ordinary course of its business acquired or disposed of, or agreed to acquire or dispose of, any business or asset or assumed or incurred, or agreed to assume or incur, a liability, obligation, expense or capital expenditure (whether, in any case, actual or contingent); (v) InfoBasis has not declared, made or paid any dividend or any other distribution; (vi) InfoBasis has not been adversely affected by the termination, or a change in the terms, of an important agreement or by the loss of or material reduction in orders from a customer or the loss of or material reduction in any source of supply or by any abnormal factor not affecting similar businesses to a similar extent and there is no fact or circumstance which might give rise to any such adverse effects.

3.12 Undisclosed Liabilities. As at Closing, InfoBasis has no Liability that has not been fully and fairly disclosed in the Disclosure Schedule or specifically provided for in the Financial Statements or the Closing Statement and, so far as the Principals are aware, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them or InfoBasis giving rise to any Liability, except for Liabilities for which a specific allowance is made in the Financial Statements or the Closing Statement, or which have been fully and fairly disclosed in Section 3.12 of the Disclosure Schedule, or which arise in the normal course of InfoBasis Business.

3.13 Records. All accounts, books, ledgers, financial and other records of whatsoever kind of InfoBasis (including all invoices and other records required for VAT purposes): (i) have at all times been fully, properly and accurately maintained in accordance with the law and applicable standards, principles and practices generally accepted in the United Kingdom, except where the failure to do so would not have a Material Adverse Effect; (ii) are properly written up to date; (iii) are in InfoBasis’ possession or under its control; (iv) in all material respects give and reflect a true and fair view of the financial, contractual and trading position of InfoBasis and of its plant, machinery, vehicles, equipment, fixed and current assets and liabilities (actual and contingent), debtors, creditors, stock and work in progress. No notice has been received by, or allegation made to, InfoBasis that any of the records referred to in this paragraph are incorrect or should be rectified.

3.14 Finance, Borrowing and Guarantees. Section 3.14 of the Disclosure Schedule contains full details of all investment, deposit and bank accounts maintained by or on behalf of InfoBasis and of the banks or other financial institutions at which those accounts are kept. Accurate details of all overdrafts, loans or other financial facilities outstanding or available to InfoBasis are set out in Section 3.14 of the Disclosure Schedule, whether or not such facilities are of a type which would be required to be shown in or reflected in the Financial Statements (including any indebtedness for moneys borrowed or raised under any acceptance credit, bond, note, bill of exchange or commercial paper, finance, lease, hire purchase agreement, trade bills (other than those on terms normally obtained) forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing) and, except as fully and fairly disclosed in section 3.14 of the Disclosure Schedule, copies of all documents relating to such matters are included on the Disclosure Disk. Neither the Sellers nor InfoBasis has done anything whereby the continuance of any such facilities in full force and effect might be affected or prejudiced. InfoBasis is not a party to and is not liable (including contingently) under a guarantee, indemnity or other agreement to secure or incur a financial or other obligation with respect to another person’s obligation. No part of the loan capital, borrowing or indebtedness in the nature of borrowing of InfoBasis is dependent on the guarantee or indemnity of, or security provided by, another person. InfoBasis does not have outstanding any Encumbrance or any obligation (including a conditional obligation) to create any Encumbrance. InfoBasis is not liable to repay an investment or other grant or subsidy made to it by a body (including the Department of Business, Enterprise and Regulatory Reform or its predecessor).

3.15 Legal Compliance. InfoBasis has complied in all material respects with all applicable legal and administrative requirements, laws and regulations whether of the United Kingdom or elsewhere (including rules, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of local, national and foreign governments (and all agencies thereof) including any applicable laws, directives or regulations of the European Union. Neither the Principals nor InfoBasis has received a notice from any such governmental or other authority of any such violation or alleged violation, and neither the Principals nor InfoBasis has received a notice of any action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice which has been filed or commenced against InfoBasis alleging any failure so to comply, and, so far as the Principals are aware, there is no basis therefor. So far as the Principals are aware, InfoBasis is not and has not at any time been engaged in any activity governed by any consumer credit laws. Except as fully and fairly disclosed in Section 3.15 of the Disclosure Schedule, InfoBasis is not party to any agreement, arrangement or practice which restricts its freedom to carry on the whole or any part of its business or to use or exploit any of its assets in any part of the world in the manner in which it is now carried on.

3.16 Permits. For the purposes of this Section 3.16, “Permit” shall mean a permit, licence, consent, approval, certificate, qualification, specification, registration or other authorisation from any national, local or foreign governmental agency or authority or a filing of a notification, report or assessment, necessary in any jurisdiction in which InfoBasis conducts its business for (i) the proper and effective operation of the InfoBasis Business, (ii) InfoBasis’ ownership, possession, occupation or use of any of its assets, (iii) the manufacture, sale or supply of any goods or services by InfoBasis or (iv) the marketing of such goods or services. So far as the Principals are aware, InfoBasis has obtained and complied with the terms and conditions of each Permit. So far as the Principals are aware, InfoBasis holds all Permits necessary to carry on the InfoBasis Business as conducted on the date hereof. Each Permit of InfoBasis is in full force and effect and is unconditional or subject only to a condition that has been satisfied (and nothing more remains to be done under the condition).

3.17 Insider Agreements. Except as fully and fairly disclosed in Section 3.17 of the Disclosure Schedule and in the documents in section 4 of the List of Disclosed Documents, there is and, so far as the Principals are aware, during the three (3) years ending on the date of this Agreement there has been, no agreement or arrangement (legally enforceable or not) affecting InfoBasis to which a Seller is or was a party and in which a Seller, a director or former director of InfoBasis or a person connected with any of them is or was interested in any way, other than a bona fide contract of employment or directors service agreement made between InfoBasis and a Seller or a director or former director of InfoBasis in the ordinary course of business. Except as fully and fairly disclosed in Section 3.17 of the Disclosure Schedule, there is no amount owing to InfoBasis from any Seller, director or former director of InfoBasis (or any person connected with any such Seller, director or former director) nor does InfoBasis have any claims against any Seller, director or former director of InfoBasis (or any person connected with any such Seller, director or former director) on any account whatsoever.

3.18 Tax Matters. InfoBasis has filed in accordance with applicable law all Tax returns that it was required to file, all such Tax returns were (a) filed within the requisite period; (b) correct and (c) complete in all respects, and except as fully and fairly disclosed in Section 3.18 of the Disclosure Schedule, all Taxes owed by InfoBasis (whether or not shown on any Tax return but excluding any accrued but not yet payable taxes) have been paid on the relevant due date. So far as the Principals are aware, InfoBasis has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. Except as fully and fairly disclosed in Section 3.18 of the Disclosure Schedule, the List of Disclosed Documents lists all Tax returns filed by InfoBasis during the past five years. The Disclosure Disk contains true and complete copies of all filed Tax returns during the last five years. With respect to each such Tax return, Section 3.18 of the Disclosure Schedule also specifies (i) each such Tax return that (1) is currently being audited by a Tax authority or (2) as to which InfoBasis has received a written and/or oral notice from a Tax authority that such Tax authority intends to commence an audit or examination of such Tax return, (ii) each such Tax return as to which InfoBasis has given its consent to waive or extend the applicable statute of limitations for such Tax return or the assessment of Taxes required to be reported thereon. So far as the Principals are aware, InfoBasis is not nor will it become liable to pay, or make reimbursement or indemnity in respect of, any Tax except as fully and fairly disclosed Section 3.18 of the Disclosure Schedule or as specifically provided for in the Financial Statements or the Closing Statement. So far as the Principals are aware, no relief (whether by way of deduction, reduction, set-off exemption, repayment or allowance, or otherwise) from, against or in respect of any Tax has been claimed and/or given to InfoBasis which could or might be effectively withdrawn, postponed, restricted or otherwise lost as a result of any act, omission, event or circumstance arising or occurring at any time after Closing. So far as the Principals are aware, InfoBasis has not engaged in or been a party to any scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance of or a reduction in liability to Tax. Except as fully and fairly disclosed in Section 3.18 of the Disclosure Schedule, InfoBasis is not and has never been subject to Tax in any jurisdiction other than that of England and Wales. InfoBasis is registered for the purposes of the VATA and has never been part of a group VAT registration, has made, given, obtained and kept up-to-date, full and accurate records, invoices and documents appropriate or required for the purposes of the VATA, have complied in all respects with all other applicable VAT legislation and in particular have filed all returns and made all payments of VAT on a timely basis and have not been required by a Tax authority to give security under the VATA. Except as fully and fairly disclosed in Section 3.18 of the Disclosure Schedule, all documents forming part of the title to any asset of InfoBasis or which InfoBasis needs to enforce to produce in evidence have been (where necessary) duly stamped and have, where appropriate, been adjudicated. In the event of any breach of the stamp duty aspects of this warranty, the Principals will pay to Buyer by way of liquidated damages an amount equal to any unpaid stamp duty and any interest or penalties payable in respect thereof.

3.19 Real Property. InfoBasis occupies the Property by virtue of two Leases both dated 10 October 2005 made between VTech Electronics Europe Plc and InfoBasis (the “Office Leases”). Other than the Office Leases, InfoBasis does not own or lease any real property. The Disclosure Disk contains true and complete copies of the Office Leases. The Office Leases are unmodified and in full force and effect, and except as fully and fairly disclosed in Section 3.19 of the Disclosure Schedule there are no other agreements, written or oral, with respect to any real property (leasehold or freehold) by InfoBasis other than the Office Leases. Except as fully and fairly disclosed in Section 3.19 of the Disclosure Schedule, all rentals due under the Office Leases have been paid and there exists no default under the terms of the Office Leases and no event has occurred which, upon passage of time or the giving of notice, or both, would result in any event of default or prevent InfoBasis from exercising and obtaining the benefits of any rights contained therein. InfoBasis has, and upon the Closing will continue to have, all right, title and interest of the lessee under the terms of the Office Leases, free of all Encumbrances.

3.20 Intellectual Property.

(a) For the purposes of this Agreement, “Intellectual Property” means all (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), and all improvements thereto, including all patents, patent applications, and patent disclosures, together with reissues, continuations, continuation-in-parts, divisions, provisional applications, reexaminations, foreign related applications and foreign patents thereof, and all rights to use third party patents and patent applications, (ii) trademarks, service marks, trade dress, logos, Domain Names and trade names, including combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (iii) copyrightable works, database rights and topography rights, all copyrights, and all applications, registrations, and renewals in connection therewith, (iv) mask works and all applications, registrations, and renewals in connection therewith, (v) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (vi) rights in computer software (including data and related documentation), including all executable versions of computer programs in both source code and object code form, all operating systems and all application software (vii) other proprietary rights; (viii) copies and tangible embodiments thereof (in whatever form or medium); and (ix) all goodwill associated with the Intellectual Property, and rights to protection of interests therein under the laws of all jurisdictions, including, without limitation, the software, and product names.

(b) InfoBasis owns exclusively or has the right to use pursuant to license, sublicense, agreement, or permission the Intellectual Property listed in Sections 3.20(c) and 3.20(d) of the Disclosure Schedule. The Intellectual Property identified in

Section 3.20(d) of the Disclosure Schedule comprises all Intellectual Property necessary to operate the InfoBasis business as operated in the 12 months prior to the date of this Agreement or as, immediately prior to Closing, is being proposed to be carried out by InfoBasis.

(c) Section 3.20(c) of the Disclosure Schedule identifies each item of Intellectual Property to which InfoBasis possesses all right, title, and interest in, free and clear of any Encumbrance; such Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge; and no Principal has received any notice of any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand with respect to the Intellectual Property, and, to each Principal’s knowledge, there is no basis therefor.

(d) Section 3.20(d) of the Disclosure Schedule identifies each item of Intellectual Property that InfoBasis uses in connection with the InfoBasis Business pursuant to license, sublicense, agreement, or permission (“Intellectual Property Licenses”). InfoBasis is in material compliance with the terms of such Intellectual Property Licenses and has paid all license fees and the like payable with respect to such Intellectual Property Licenses. Except fully and fairly disclosed in section 3.20(d) of the Disclosure Schedule, there are no future royalty or other payments required with respect to such Intellectual Property Licenses. Subject to the rights of any licensor under any change of control provision as fully and fairly disclosed in the Section 3.7 or 3.24 of the Disclosure Schedule, immediately following Closing InfoBasis shall have full use and enjoyment of such Intellectual Property Licenses on identical terms to those enjoyed by InfoBasis immediately before Closing.

(e) All Intellectual Property other than that set out in Section 3.20(d) of the Disclosure Schedule was created, conceived, developed or discovered by persons employed by InfoBasis from time to time and is fully vested in InfoBasis. To the extent that any Intellectual Property used in connection with the InfoBasis Business has been developed or created by any person or entity other than InfoBasis or one of its employees, a written agreement has been obtained by InfoBasis with such person or entity with respect thereto, and as a result of such agreement(s) InfoBasis has (i) obtained ownership of, and is the exclusive owner of, all such Intellectual Property by operation of law or by valid assignment of any such rights or (ii) has obtained a license under or to such Intellectual Property (such licences are referred to in Section 3.20(d) of the Disclosure Schedule).

(f) InfoBasis has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any intellectual property rights of any person or entity. The operation of the InfoBasis Business as conducted prior to the date of this Agreement does not (i) infringe or misappropriate the Intellectual Property of any person or entity, (ii) violate any material term or provision of any Contract concerning such Intellectual Property to which InfoBasis is a party or by which InfoBasis is bound, (iii) violate the rights of any person or entity, or (iv) constitute unfair competition or an unfair trade practice under any applicable law or regulation. Neither InfoBasis nor any Principal has received notice from any person or entity claiming that the operation of the InfoBasis Business (including but not limited to the InfoBasis Products or any products, technology or services currently under development) infringes or misappropriates the intellectual property of any person or entity or constitutes unfair competition or trade practices under any law or regulation, including notice of infringement of third-party patent or other intellectual property rights from a potential licensor of such rights, and no Principal is aware of any basis for any such claim.

(g) Except as fully and fairly disclosed in Section 3.20 of the Disclosure Schedule the registration of each item of Intellectual Property used in connection with the InfoBasis Business which has actually been registered in the name of InfoBasis is, so far as the Principals are aware, valid and subsisting and no challenge to their validity has been received by InfoBasis. All necessary registration, maintenance, renewal fees, annuity fees and taxes in connection with such registered Intellectual Property, whether in the United Kingdom, European Union or elsewhere have, as at the date of this Agreement, been paid and all necessary documents and certificates in connection with such registered Intellectual Property have been filed with the appropriate authorities, for the purposes of maintaining such registered Intellectual Property in the relevant jurisdiction. Section 3.20(g) of the Disclosure Schedule lists all such registered Intellectual Property and any actions that must be taken by InfoBasis within ninety (90) days from the date hereof, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any such registered Intellectual Property.

(h) So far as the Principals are aware, no person or entity has infringed, is infringing or is likely to make any unauthorized use of any Intellectual Property of InfoBasis.

(i) Except as fully and fairly disclosed in Section 3.20(i) of the Disclosure Schedule, InfoBasis has not granted any license or other right to any third party with respect to the Intellectual Property used in connection with the InfoBasis Business. Complete copies of each licence are set out on the Disclosure Disk and any use of the Intellectual Property by third parties is subject to a written agreement, all of which are in full force and effect. So far as the Principals are aware, no licensees are in breach of any term of any licence and all fees or royalties due have been paid to InfoBasis.

(j) No Intellectual Property used in connection with the InfoBasis Business is subject to any order, action or proceeding against InfoBasis that restricts, or that is reasonably expected to restrict in any manner, the use, transfer or licensing of any such Intellectual Property by InfoBasis or that may affect the validity, use or enforceability of such Intellectual Property.

(k) Neither this Agreement nor any transactions to be accomplished pursuant to this Agreement will result in InfoBasis granting any rights or licenses with respect to the Intellectual Property used in connection with the InfoBasis Business to any person or entity pursuant to any Contract to which InfoBasis or by which any of its assets are bound.

(l) InfoBasis has taken reasonable steps to maintain the confidentiality of its customer lists and customer information, trade secrets and other confidential Intellectual Property and such confidential information has not, so far as the Principals are aware, been breached. So far as the Principals are aware: (a) no employee, independent contractor or agent of InfoBasis has misappropriated any trade secrets of any other person or entity in the course of his, her or its performance as an employee, independent contractor or agent; and (b) no employee, independent contractor or agent of InfoBasis is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of any Intellectual Property used in connection with the InfoBasis Business.

3.21 Personal Property. Section 3.21 of the Disclosure Schedule sets forth all personal property, including without limitation all machinery, equipment and materials, used in the InfoBasis Business. All of such personal property has been maintained in accordance with InfoBasis’ past practice and is in good operating condition and repair (normal wear and tear excepted) sufficient to enable the operation of the InfoBasis Business as conducted during the 12-month period prior to the date of this Agreement. Section 3.14 of the Disclosure Schedule refers to each agreement under which InfoBasis is leasing or has entered into a hire-purchase or similar agreement in relation to any such personal property. The property described in such leases is presently used by InfoBasis as lessee under the terms of such leases. Except as fully and fairly disclosed in Section 3.21 of the Disclosure Schedule, all rentals due under such leases have been paid and there exists no default under the terms of any such leases and no event has occurred which, upon passage of time or the giving of notice, or both, would result in any event of default or prevent InfoBasis from exercising and obtaining the benefits of any rights or options contained therein. InfoBasis has all right, title and interest of the lessee under the terms of said leases, free of all Encumbrances and all such leases are in full force and effect. Upon the Closing, InfoBasis will continue to have all right, title and interest of the lessee under the terms of such leases, free of all Encumbrances.

3.22 Computer Systems.

(a) The functions of the InfoBasis Business dependent on the Computer Equipment or the Business Software which is set out in Section 3.22(a) of the Disclosure Schedule, and the Computer Equipment and the Business Software have sufficient capacity and capability for the efficient carrying on of the InfoBasis Business as at the date of this Agreement.

(b) Except as fully and fairly disclosed in Section 3.22 of the Disclosure Schedule, InfoBasis is the owner of all elements of the Computer Equipment free from Encumbrances.

(c) Full details of the Computer Equipment and of the Business Software are set out in Section 3.22(a) of the Disclosure Schedule and accurate copies of all licences, maintenance agreements, escrow agreements and development agreements in respect of that Business Software and InfoBasis Products are included on the Disclosure Disk. The licences of the Business Software have been complied with in all material respects in the operation of the InfoBasis Business and any restriction in those licences do not adversely affect the present conduct of the InfoBasis Business.

(d) All Intellectual Property in all Business Software used in the Business (except that which is licensed to InfoBasis as fully and fairly disclosed in Section 3.20(d) of the Disclosure Schedule) and all Intellectual Property in the InfoBasis Products (except that which is licensed to InfoBasis as fully and fairly disclosed in Section 3.20(d) of the Disclosure Schedule) is owned by InfoBasis.

(e) The maintenance and support provided under the maintenance agreements listed in Section 3.22(a) of the Disclosure Schedule has to date been sufficient for the use of the Computer Equipment and/or Business Software and any interruptions have not had a Material Adverse Effect.

(f) The individual components and items which together constitute the Computer Equipment and the Business Software are compatible with each other and are not to any material extent redundant.

(g) The employees of InfoBasis listed in Section 3.29 of the Disclosure Schedule include a sufficient number of persons who are sufficiently technically competent and appropriately trained to ensure the proper operation and use of the Business Software and InfoBasis Products both before and after Closing. Except as fully and fairly disclosed in Section 3.22 of the Disclosure Schedule, the Business Software and InfoBasis Products are sufficiently documented to enable their full and proper use without reliance on the special knowledge or memory of any person.

(h) No third party has any right to prevent Buyer from continuing to use the Business Software or use and exploit the InfoBasis Products (except that which is licensed to InfoBasis as fully and fairly disclosed in Section 3.20(d) of the Disclosure Schedule) and no such right has arisen or been purportedly exercised.

(i) Except as fully and fairly disclosed in Section 3.22 of the Disclosure Schedule, none of InfoBasis’ records, systems, controls, data or information in connection with the InfoBasis Business are recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process whether computerised or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of InfoBasis.

(j) Except as fully and fairly disclosed in Section 3.22(j) of the Disclosure Schedule, the InfoBasis Business has a disaster recovery plan in respect of damage to or destruction of some or all of the Computer Equipment which is prudent and would permit all of the critical functions of the InfoBasis Business which are run on the Computer Equipment to be restored within 24 hours, the balance of functions being restored within 48 hours.

(k) The Principals in respect of the InfoBasis Business have prudent procedures in place to help ensure the security of the Computer Equipment and the Business Software and InfoBasis Products and data stored on it including by use of properly administered and run password protection, data encryption, up to date industry standard virus checking software, procedures for taking and storing on site (at least once every 12 hours) and off site (at least once every 24 hours) back up copies of the Business Software and all data stored on the Computer Equipment and InfoBasis Products.

(l) The Computer Equipment and Business Software are functioning properly and in accordance with all applicable specifications and in the twelve month period ending on the date of this Agreement and have not suffered any failures or breakdowns that have had a Material Adverse Effect.

(m) InfoBasis has in its possession or control all executable versions of all the Business Software and InfoBasis Products, (where software) in both source and object code except that which is licensed to the InfoBasis Business as fully and fairly disclosed in Section 3.20(d) of the Disclosure Schedule.

3.23 Data Protection and Privacy.

(a) InfoBasis has at all times complied in all material respects with and at the date of this Agreement complies in all material respects with, the Data Protection Legislation including:

(i)	the data protection principles;

(ii)	the requirements relating to notification of processing of personal data;

(iii)	data subject access requests;

(iv)	the obtaining of appropriate consents for direct marketing; and

(v)	the creation and regular maintenance of appropriate suppression lists.

(b) No information notice or enforcement notice or other correspondence has been received by the Principals or, so far as the Principals are aware, by InfoBasis from the Information Commissioner or any other competent authority or industry body in any jurisdiction alleging non-compliance or requiring compliance with the Data Protection Legislation and the Principals are not aware of any circumstances that may give rise to the issue of such notices or correspondence.

(c) The Principals are not aware of any claim or action or any circumstances that may give rise to a claim or action against InfoBasis for non-compliance with the Data Protection Legislation.

3.24 Contracts. Except as fully and fairly disclosed in Section 3.24 of the Disclosure Schedule, the Disclosure Disk contains a correct and complete copy of each Contract and the List of Disclosed Documents contains a complete list of the Contracts. With respect to each such Contract, except as fully and fairly disclosed in Section 3.24 of the Disclosure Schedule: (i) the Contract is legally binding, enforceable, and in full force and effect; (ii) the Contract does not contain any change of control provisions and no party to such Contract has indicated that the consummation of the transactions contemplated by this Agreement will result in the cancellation of any such Contract; (iii) InfoBasis is not in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by InfoBasis, or permit termination, modification, or acceleration by any other party under the Contract; (iv) so far as the Principals are aware, no other party to any Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by any other party to any Contract, or permit termination, modification, or acceleration by InfoBasis under the Contract; (v) InfoBasis has not accelerated the collection of receivables or unreasonably deferred accounts payable under such Contracts; (vi) so far as the Principals are aware, no party has repudiated any provision of the Contract; (vii) except as fully and fairly disclosed in Section 3.24 of the Disclosure Schedule, no Contract is with a government, local authority or governmental agency; and (vii) except as identified in Section 3.24 of the Disclosure Schedule, InfoBasis does not have any agreements that provide parties with referral fees, discounts, or profit sharing of any type or description. Neither the Principals nor InfoBasis have been informed by any customer or supplier or other party that it intends to cease or reduce its business relationship, supply or trading with InfoBasis. Except as fully and fairly disclosed in Section 3.24 of the Disclosure Schedule, all costs associated with the Contracts have been disclosed to Buyer and copies of all Contracts are contained on the Disclosure Disk. Except as fully and fairly disclosed in the Disclosure Letter, no customer (including any person connected in any way with such customer) accounts for more than five percent (5%) of the aggregate value of all sales made by InfoBasis in the 12 months ending on the date of this Agreement. Neither InfoBasis nor any of the Principals or so far as the Principals are aware, any other shareholder, director or officer of InfoBasis, have been debarred, suspended or excluded from participation in the award of any government Contract nor has any debarment, suspension or exclusion proceeding been initiated against InfoBasis or any of the Principals, or so far as the Principals are aware, any other shareholder, director or officer of InfoBasis, and no Principal is aware of any basis for any such claim. Except as fully and fairly disclosed in Section 3.24 of the Disclosure Schedule, InfoBasis is not, nor has it agreed to become, a member of any joint venture, consortium, partnership or other unincorporated association or a party to any agreement or arrangement for sharing commissions or other income. Except as fully and fairly disclosed in Section 3.24 of the Disclosure Schedule, InfoBasis is not a party to, nor is it liable under, a lease or hire, hire purchase, credit sale or conditional sale agreement. Except as fully and fairly disclosed in Section 3.24 of the Disclosure Schedule, no offer, tender or similar arrangement is outstanding which is capable of being converted into an obligation of InfoBasis by an acceptance or act of a third party.

3.25 Defective Products/Services. InfoBasis has not manufactured, sold or supplied goods or services which are or were or, as far as the Principals are aware, will become faulty or defective or which do not comply with any warranties or representations expressly or impliedly (whether by statute, common law or otherwise) made by it or with any applicable regulations, standards and requirements. Save as specified in InfoBasis’ standard terms and conditions of business or the Contracts, InfoBasis has not accepted any liability or obligation to service, repair, maintain, take back or otherwise do or not do anything in respect of any goods manufactured, sold or supplied, or services supplied, by InfoBasis.

3.26 Accounts Receivable. Section 3.26 of the Disclosure Schedule sets forth a list of all accounts receivable of InfoBasis. All such accounts receivable are reflected properly on InfoBasis’ books and records, represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business, and to the knowledge of the Principals, are not subject to any valid counterclaims or set-offs, disputes or contingencies. All of the accounts receivable are fully collectible and due and payable within 90 days after the date of this Agreement. Except as fully and fairly disclosed in Section 3.26 of the Disclosure Schedule, no debt shown in the Financial Statements or InfoBasis’ accounting records is overdue by more than 12 weeks or is the subject of an arrangement not made in the ordinary course of business.

3.27 Insurance. Section 3.27 of the Disclosure Schedule sets forth a list of all the insurance policies (“Policies”) that InfoBasis has in place (including policies providing property, personal injury, liability, and employers’ liability), which insurance policies are binding, enforceable, and in full force and effect are not void or voidable and will, so far as the Principals are aware, continue to be legally binding, enforceable, and in full force and effect. InfoBasis is not in breach or default (including with respect to the payment of premiums or the giving of notices), and, so far as the Principals are aware, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under any such policy and no party to any such policy has repudiated any provision thereof. No claim is outstanding under any of the Policies and, so far as the Principals are aware, there is no fact or circumstance which might give rise to a claim under any of the Policies.

3.28 Litigation. Neither InfoBasis nor, so far as the Principals are aware, any person for whose acts or defaults InfoBasis may be vicariously liable is subject, to any outstanding injunction, judgment, order, decree, ruling, or charge. Neither InfoBasis nor any person for whose acts or defaults InfoBasis may be vicariously liable is a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any local, national or foreign jurisdiction or before any arbitrator. InfoBasis has not been threatened and so far as the Principals are aware, no such person has been threatened to be made a party to any such action, suit, proceeding, hearing, or investigation. Furthermore, so far as the Principals are aware, there is no basis for any such claims, charges, orders, actions, suits, proceedings, hearings, or investigations. There is no outstanding judgment, order, decree, arbitral award or decision of a court, tribunal, arbitrator or governmental agency in any jurisdiction against InfoBasis or a person, for whose acts or defaults InfoBasis may be vicariously liable. Details of all material customer claims, complaints or returns relating to InfoBasis that have occurred during the 12 months ending on the date of this Agreement are fully and fairly disclosed in Section 3.28 of the Disclosure Schedule.

3.29 Labor and Employment. Except as fully and fairly disclosed in Section 3.29 of the Disclosure Schedule or the Disclosed Documents listed in Section 4 of the List of Disclosed Documents, there are no employment agreements, collective bargaining agreements, consultancy agreements, contracts of engagement or other labor agreements to which InfoBasis is a party or by which it is bound. The Disclosure Disk contains true and complete copies of all such agreements. Document 4.71 in the List of Disclosed Documents also sets forth the name, position, salary, date of start of employment, notice periods and age of the individuals employed by InfoBasis, and the Disclosure Schedule sets out the names, description of services and last twelve (12) months of payments with respect to any independent contractors and consultants. InfoBasis is in material compliance, and at all times has complied, in all material respects with all applicable laws, rules and regulation relating to the employment of labour and has withheld and paid to the appropriate governmental entities or are holding for payment not yet due to such governmental entities, all amounts required to be withheld from employees of InfoBasis, and so far as the Principals are aware, InfoBasis is not liable for any arrears of wages, taxes, or related penalties for failure to comply with any of the foregoing. So far as the Principals are aware, there are no employees who have transferred to InfoBasis as a result of the operation of Transfer of Undertaking (Protection of Employment) Regulations 2006. InfoBasis has not dismissed any employee in contemplation of this transaction or in the 12 month period immediately preceding the date of this Agreement. There are no legal or other proceedings between InfoBasis on the one hand and any employee or former employee of InfoBasis on the other hand, nor so far as the Principals are aware, are there any circumstances which are likely to give rise to any such proceedings. No outstanding offer of employment has been made by InfoBasis to any person.

3.30 Employee Benefits. Section 3.30 of the Disclosure Schedule fully and fairly discloses the Disclosed Documents that give true and complete details of all bonus, retirement, disability, holiday, severance, redundancy incentive, deferred compensation and other similar fringe or employee benefit plans, programs or arrangements, whether written or oral, in each of the foregoing cases which cover, are maintained for the benefit of, or relate to any or all current or former employees, independent contractors and/or consultants of InfoBasis (all of the foregoing are collectively the “Employee Plans”). So far as the Principals are aware, except as fully and fairly disclosed in Section 3.29 or 3.30 of the Disclosure Schedule, or as specifically provided for in the Closing Statement, InfoBasis has no liability with respect to its employees or the Employee Plans other than routine claims for salaries, sales commissions and benefits, nor so far as the Principals are aware, will any of InfoBasis’ assets be subject to any lien, charge or claim relating to the obligations of InfoBasis with respect to the Employee Plans. InfoBasis is not obliged to increase, nor has it made provision to increase the remuneration payable to its employees. InfoBasis owes no amount to a present or former director, other officer or employee of InfoBasis other than for accrued remuneration or reimbursement of business expenses, which, to the extent due, have been paid or discharged in full. The Disclosure Disk contains true and complete copies of all Employee Plans. Except as fully and fairly disclosed in Section 3.30 of the Disclosure Schedule or in the Disclosed Documents listed in Section 4 of the List of Disclosed Documents, there is not and has not, at any time, been in operation (and no proposal has been announced to enter into or establish) any plan, scheme, agreement, arrangement, custom or practice (whether legally enforceable or not, whether funded for in advance or not, whether approved by HM Revenue & Customs or not and whether registered or not) for the payment of (or for the payment of any contribution towards), any pensions, ex gratia benefits, gratuities, superannuation allowances, life assurance benefits or other like benefits payable on retirement, death, termination of employment (whether voluntary or not or whether arising from a transfer of an undertaking within the meaning of the Transfer of Undertakings (Protection of Employment) Regulations 2006 or otherwise) for the benefit of any of the employees (or former employees) or directors (or former directors) of InfoBasis or for the benefit of the dependants of any such employees or directors of InfoBasis.

3.31 Consents. Section 3.30 of the Disclosure Schedule sets out all material consents and notices required to be obtained or given by or on behalf of InfoBasis in connection with the consummation of the transactions contemplated by this Agreement and the Related Agreements in compliance with all applicable laws, rules, regulations, or orders of any governmental entity, the provisions of any material Contract (including any consents to change of control of InfoBasis) or any Intellectual Property License or agreement, and except as fully and fairly disclosed in Section 3.31 of the Disclosure Schedule all such consents have been duly obtained and are in full force and effect.

3.32 Prepayments, Prebilled Invoices and Deposits. Section 3.32 of the Disclosure Schedule sets forth all prepayments, prebilled invoices, and deposits that have been received by InfoBasis as of the date hereof from customers for products to be shipped, or services to be performed, after the Closing. Section 3.32 of the Disclosure Schedule sets forth all prepayments, prebilled invoices, and deposits that have been made or paid by InfoBasis as of the date hereof to vendors or suppliers for products to be shipped, or services to be performed, after the Closing and a list of all creditors of InfoBasis as at the close of business on the Business Day prior to the date of this Agreement. Except as fully and fairly disclosed in Section 3.32 of the Disclosure Schedule, InfoBasis has paid its creditors within the times agreed with them. Except as fully and fairly disclosed in Section 3.32 of the Disclosure Schedule, no amount owing by InfoBasis to a creditor has been due for more than four weeks.

3.33 Insolvency, Winding Up, Bankruptcy etc. No order or application has been made or resolution passed for the winding up of InfoBasis or for the appointment of a provisional liquidator to InfoBasis or for an administration order in respect of InfoBasis. No receiver or receiver and manager has been appointed of the whole or part of InfoBasis’ business or assets. No voluntary arrangement has been proposed under section 1 of the Insolvency Act 1986 in respect of InfoBasis. No compromise or arrangement has been proposed, agreed to or sanctioned under Part 26 CA2006 in respect of InfoBasis. InfoBasis is not insolvent or unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986. InfoBasis has not stopped paying its debts as they fall due. No distress, execution or other process has been levied on an asset of InfoBasis. There is no unsatisfied judgment or court order outstanding against InfoBasis. None of InfoBasis’ assets have been the subject of a transaction at an undervalue within the meaning of Part IX or

Part VI of the Insolvency Act 1986. No action is being taken by the registrar of companies to strike InfoBasis off the register under section 652 CA1985. No bankruptcy order has been made in respect of any of the Principals nor has any petition been presented to make any of the Principals bankrupt. No application has been made in respect of any Principals for an interim order under section 253 Insolvency Act 1986, no person has been appointed by the court to prepare a report in respect of any Principal under section 273 Insolvency Act 1986 and no interim receiver has been appointed to the property of any Principals under section 286 Insolvency Act 1986. No Principal is unable to pay or has no reasonable prospect of being able to pay any debt as those expressions are defined in section 268 Insolvency Act 1986. Neither InfoBasis nor any Principal has suffered any equivalent or analogous proceedings or orders to any of those described above in this Section 3.33 under the law of any other jurisdiction.

3.34 Disclosure. All information about the Principals’ Shares, InfoBasis and its business and assets which might be material for disclosure to a buyer of the Shares and which might reasonably affect the decision of Buyer to purchase the Shares on the terms of this Agreement has been disclosed to Buyer in writing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF OXFORD

The Fund and OCP, jointly and severally, hereby represent and warrant to Buyer as follows:

4.1 Ownership of InfoBasis Share Capital. The Nominee Company is the sole legal owner of the Preferred Shares listed opposite the names of the Fund and OCP in Schedule 3.3 (and holds the Preferred Shares as a bare nominee only with no beneficial interest in them), and the Fund Members are the beneficial owners of such Preferred Shares, free and clear of all Encumbrances nor is there any agreement or obligation on the part of the Nominee Company, OCP or the Fund to create or give an Encumbrance in relation to such Preferred Shares. All such Preferred Shares have been, and will be at the Closing, validly issued, allotted and fully paid. Neither the Nominee Company, the Fund nor OCP have any other shares or equity interest in the share capital of InfoBasis, including but not limited to options, warrants, subscription rights, securities that are convertible into or exchangeable for, or any other commitments of any character relating to, any shares or equity interest in InfoBasis. The Preferred Shares held by the Nominee Company are not, nor will be at the Closing, subject to any right of first refusal, preemptive, subscription or other similar right under any provision of applicable law or any agreement, other than preemptive rights under the InfoBasis Organizational Documents which have been waived pursuant to this Agreement.

4.2 Authority Relative to this Agreement. Each of the Fund and OCP have full right, power, authority and capacity to execute and deliver this Agreement and to perform their respective obligations hereunder. The Nominee Company has full right, power, authority and capacity to execute and deliver the documents to be executed and/or delivered at Closing by the Nominee Company (“Nominee Agreements”). The execution, delivery and performance of this Agreement and the Nominee Agreements at Closing have been duly authorized by all necessary corporate actions or proceedings on the part of the Nominee Company, the Fund and OCP, and no further acts or proceedings on the part of the Nominee Company, the Fund or OCP are necessary under the organizational documents of the Nominee Company, the Fund or OCP, or by law or otherwise to authorize the execution and delivery by the Fund and OCP of this Agreement or the execution and delivery by the Nominee Company of the Nominee Agreements, the performance by the Nominee Company, the Fund and OCP of their respective obligations hereunder and thereunder and the consummation by the Nominee Company, the Fund and OCP of the transactions contemplated hereby or thereunder. This Agreement and the Nominee Agreements constitute (or will constitute when executed or delivered) the valid and legally binding obligations of the Nominee Company, the Fund and OCP enforceable in accordance with their respective terms. OCP has been appointed as the manager of the Fund to manage the Fund’s investments in InfoBasis. OCP has authority to execute, deliver and perform all contracts and undertakings and engage in all activities and transactions in the name and on behalf of the Fund. OCP has irrevocable power and authority to transact and enter into and execute this Agreement, any Nominee Agreement and any Related Agreement on behalf of the Fund including the sale of the Shares held by the Nominee Company (and any interest in any such Shares) to Buyer. OCP’s directors and company secretary are authorised to sign the Agreement, any Nominee Agreement and any Related Agreement on behalf of the Fund.

4.3 Noncontravention. Neither the execution and the delivery of this Agreement, the Nominee Agreements and the Related Agreements nor the consummation of the transactions contemplated hereby and thereby will (i) violate any constitution, statute, law, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Nominee Company, the or the Fund or OCP is subject or any provision of the organizational documents of the Nominee Company, the Fund or OCP, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice and/or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Nominee Company, the Fund or OCP is a party or by which any of them is bound or to which any of their assets is subject. Other than the adjudication of stamp duty payable on this Agreement and associated stock transfer forms, neither the Nominee Company, the Fund nor OCP needs to give any notice to, make any filings (other than tax returns) with, or obtain any authorization, consent, or approval of any government or governmental agency, in order for the Parties and the Nominee Company to consummate the transactions contemplated by this Agreement.

4.4 Agreements. There are no agreements or arrangements not contained herein or disclosed in a Schedule hereto, to which the Nominee Company, the Fund or OCP is a party relating to InfoBasis, the InfoBasis Business or to the Nominee Company’s or the Fund’s or OCP’s rights and obligations as a shareholder or director of InfoBasis. Save for the sum of £54,343.75 due and owing from InfoBasis to OCP (which the Parties have agreed will be paid in full by InfoBasis to OCP at Closing), each of the Nominee Company, the Fund and OCP have been paid any and all amounts owing to them under the terms of that certain Subscription Agreement dated August 27, 2004, as supplemented by a letter dated September 19, 2005, by and among InfoBasis, the Fund, OCP, the Directors named therein and the Continuing Shareholders named therein (the “Subscription Agreement”). From and after the Closing Date, InfoBasis shall not have any obligations or liabilities to the Nominee Company, the Fund or OCP.

4.5 Insolvency, Winding Up, Bankruptcy etc. No order or application has been made or resolution passed for the winding up of the Nominee Company, the Fund (or so far as OCP is aware any Fund Member) or OCP or for the appointment of a provisional liquidator to the Nominee Company, the Fund (or so far as OCP is aware any Fund Member) or OCP or for an administration order in respect of the Nominee Company, the Fund (or so far as OCP is aware any Fund Member) or OCP. No receiver or receiver and manager has been appointed of the whole or part of the business or assets of the Nominee Company, the Fund (or so far as OCP is aware any Fund Member) or OCP. No voluntary arrangement has been proposed under section 1 of the Insolvency Act 1986 in respect of the Nominee Company, the Fund (or so far as OCP is aware any Fund Member) or OCP. No compromise or arrangement has been proposed, agreed to or sanctioned under Part 26 CA2006 in respect of the Nominee Company, the Fund (or so far as OCP is aware any Fund Member) or OCP. Neither the Nominee Company, the Fund (or so far as OCP is aware any Fund Member) nor OCP is insolvent or unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986. Neither the Nominee Company, the Fund (or so far as OCP is aware any Fund Member) nor OCP has stopped paying its debts as they fall due. No distress, execution or other process has been levied on an asset of the Nominee Company, the Fund (or so far as OCP is aware any Fund Member) or OCP. Neither the Nominee Company, the Fund (or so far as OCP is aware any Fund Member) nor OCP has suffered any equivalent or analogous proceedings or orders to any of those described above in this Section 4.5 under the laws of any other jurisdiction.

4.6 No Agreement or Litigation Relating to Shares. There is no litigation, arbitration, prosecution, administrative or other legal proceedings or dispute in existence or threatened against the Nominee Company, the Fund (or so far as OCP is aware any Fund Member) or OCP in relation to any of the Preferred Shares or any unissued shares in the capital of InfoBasis or in relation to the entitlement of the Nominee Company, the Fund (or so far as OCP is aware any Fund Member) or OCP to dispose of any of the Preferred Shares (or any interest in the Preferred Shares) and so far as OCP is aware, there is no fact or circumstance which might give rise to any such proceedings or dispute. None of the Preferred Shares (or, so far as OCP and the Fund are aware, any interest in the Preferred Shares) held by the Nominee Company, the Fund or OCP has been the subject of a transaction within the last five years where the transferor of the Preferred Shares made a gift of them or received no consideration or where the consideration (in money or money’s worth) was significantly less than the value (in money or money’s worth) provided by the transferor other than pursuant to testamentary dispositions.

4.7 Awareness. Any reference to the awareness of OCP in this Article IV shall be to its awareness after having made reasonable internal enquiries but shall not be taken to mean it has made any enquiries of the Fund Members.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE ADDITIONAL SHAREHOLDERS

Each Additional Shareholder, severally and not jointly, hereby represents and warrants to Buyer as follows:

5.1 Ownership of InfoBasis Share Capital. Such Additional Shareholder is the sole legal and beneficial owner of the Ordinary Shares listed next to his name in Schedule 3.3, free and clear of all Encumbrances and there is no agreement or arrangement to create any Encumbrance, and he does not own any other Shares. All such Shares have been, and will be at the Closing, duly allotted, validly issued and fully paid. Such Additional Shareholder does not have any other shares or equity interest in InfoBasis, including but not limited to, options, warrants, subscription rights, securities that are convertible into or exchangeable for, or any other commitments of any character relating to, any shares or equity interest in InfoBasis. Ordinary Shares held by such Additional Shareholder are not, nor will be at the Closing, subject to any right of first refusal, preemptive, subscription or other similar right under any provision of applicable law or any agreement, other than preemptive rights under the InfoBasis Organizational Documents all of which have all been waived pursuant to this Agreement.

5.2 Authority Relative to this Agreement. Such Additional Shareholder has full right, power, authority and capacity to execute this Agreement and the Related Agreements to which he is or may become a party, and to perform his obligations hereunder and thereunder. If such Shareholder is not a natural person, the execution, delivery and performance of this Agreement and the Related Agreements have been duly authorized by all necessary corporate actions or proceedings on the part of such Shareholder, and no further acts or proceedings on the part of such Shareholder are necessary under such Shareholder’s organizational documents, or by law or otherwise to authorize the execution and delivery by such Shareholder of this Agreement and the Related Agreements, the performance by such Shareholder of its obligations hereunder and the consummation by such Shareholder of the transactions contemplated hereby. This Agreement and the Related Agreements to which such Additional Shareholder is or may become a party constitutes (or will constitute when executed or delivered) legally binding obligations of such Additional Shareholder, enforceable in accordance with their respective terms.

5.3 Noncontravention. Neither the execution and the delivery of this Agreement and the Related Agreements, nor the transfer of such Additional Shareholder’s Shares to the Buyer, will (i) violate any constitution, statute, law, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which such Additional Shareholder is subject or, if such Shareholder is not a natural person, any provision of the organizational documents of such Shareholder, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice and/or consent under any agreement, contract, lease, license, instrument, or other arrangement to which such Additional Shareholder is a party or by which he is bound or to which any of his assets is subject. Other than the adjudication of stamp duty payable on the stock transfer forms transferring the Shares, such Additional Shareholder does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency, in order for the Parties to consummate the transactions contemplated by this Agreement.

5.4 Agreements. All agreements or arrangements to which such Additional Shareholder is a party relating to the InfoBasis Business or to such Additional Shareholder’s rights and obligations as a shareholder of InfoBasis are listed in Section 5.4 of the Disclosure Schedule.

5.5 Insolvency, Winding Up, Bankruptcy etc. No bankruptcy order has been made in respect of such Additional Shareholder nor has any petition been presented to make such Additional Shareholder bankrupt. No application has been made in respect of any such Additional Shareholder for an interim order under section 253 Insolvency Act 1986, no person has been appointed by the court to prepare a report in respect of such Additional Shareholder under section 273 Insolvency Act 1986 and no interim receiver has been appointed to the property of such Additional Shareholder under section 286 Insolvency Act 1986. Such Additional Shareholder is able to pay or has a reasonable prospect of being able to pay any debt as those expressions are defined in section 268 Insolvency Act 1986.

Such Additional Shareholder has not suffered any equivalent or analogous proceedings or orders to any of those described above in this Section 5.5 under the laws of any other jurisdiction. In respect of an Additional Shareholder who is not a natural person, no order or application has been made or resolution passed for the winding up of such Additional Shareholder or for the appointment of a provisional liquidator or for an administration order in respect of such Additional Shareholder. No receiver or receiver and manager has been appointed of the whole or part of the business or assets of such Additional Shareholder. No voluntary arrangement has been proposed under section 1 of the Insolvency Act 1986 in respect of such Additional Shareholder. No compromise or arrangement has been proposed, agreed to or sanctioned under Part 26 CA2006 in respect of such Additional Shareholder. Such Additional Shareholder is not insolvent or unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986. Such Additional Shareholder has not stopped paying its debts as they fall due. No distress, execution or other process has been levied on an asset of such Additional Shareholder. Such Additional Shareholder has not suffered any equivalent or analogous proceedings or orders to any of those described above in this Section 5.5 under the laws of any other jurisdiction.

5.6 No Agreement or Litigation Relating to Shares. There is no litigation, arbitration, prosecution, administrative or other legal proceedings or dispute in existence or threatened against such Additional Shareholder in relation to any of the Shares or any unissued shares in the capital of InfoBasis or in relation to such Additional Shareholders’ entitlement to dispose of any of the Shares and there is no fact or circumstance which might give rise to any such proceedings or dispute. Except as fully and fairly and disclosed out in Section 3.4 of the Disclosure Schedule, none of the Shares of such Additional Shareholder has been the subject of a transaction within the last five years where the transferor of the Shares made a gift of them or received no consideration or where the consideration (in money or money’s worth) was significantly less than the value (in money or money’s worth) provided by the transferor.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to each of the Sellers as follows:

6.1 Organization of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power and authority, as the case may be, (i) to conduct its business as conducted at the date hereof and as proposed to be conducted, (ii) to own, use, license and lease its assets and properties and to acquire and own the Shares and (iii) to execute and deliver this Agreement and the Related Agreements to which Buyer is or may become a party, and to perform its obligations hereunder and thereunder.

6.2 Authorization of Transaction. The execution and delivery of this Agreement and the Related Agreements to which Buyer is or may become a party and the performance of its obligations hereunder and thereunder has been duly authorized by all necessary corporate actions or proceedings on the part of Buyer and no further acts or proceedings on the part of Buyer are necessary under its Certificate of Incorporation, by-laws, or by law or otherwise to authorize the execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby. This Agreement and the Related Agreements to which Buyer is or may become a party constitute (or will constitute when executed and delivered) the valid and legally binding obligations of Buyer, enforceable in accordance with their respective terms.

6.3 Noncontravention. Neither the execution and the delivery of this Agreement and the Related Agreements, nor the consummation of the transactions contemplated hereby or thereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Buyer is subject or any provision of its charter or bylaws or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject. Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

6.4 Brokers’ Fees. Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

ARTICLE VII

WARRANTIES AND DISCLOSURE

7.1 The Sellers acknowledge that Buyer is entering into this Agreement in reliance on each warranty in Articles III, IV and V which has also been given as a representation with the intention of inducing Buyer to enter into this Agreement. Immediately before the time of Closing, each Seller is deemed to warrant to Buyer in terms of the warranties being given by such Seller pursuant to Articles III, IV and V (as applicable).

7.2 Fully and Fairly Disclosed. The Warranties in Article III and Section 5.4 of Article V are qualified by the facts and circumstances fully and fairly disclosed in the Disclosure Letter. For the purpose of this Agreement and the Disclosure Letter (including the Disclosure Schedule and Disclosed Documents), “fully and fairly disclosed” means disclosed, whether generally or specifically, in such a manner and with such accuracy and sufficient detail so as to enable a reasonable purchaser to identify the nature and scope of the matter disclosed and to make an informed assessment of its effect. A disclosure made in one Section (“First Section”) of the Disclosure Schedule will be deemed to have been repeated in full in any other Section of the Disclosure Schedule that specifically refers to the disclosure made in the First Section.

7.3 Knowledge of Buyer. Buyer may not make a claim for breach of any warranty in Articles III, IV or V in respect of facts that are, at Closing, within the actual knowledge (the meaning of actual knowledge shall not include any implied, constructive or imputed knowledge) of Buyer or its officers. The rights and remedies of Buyer for breach of any of the warranties in Articles III, IV or V will not be affected by any information which Buyer or any of its officers or employees has or is deemed to have implied, constructive or imputed knowledge of other than that fully and fairly disclosed in the Disclosure Letter.

7.4 Information Supplied. The Sellers waive and may not enforce a right which they may have in respect of a misrepresentation, inaccuracy or omission in or from information or advice supplied or given by InfoBasis or any of its officers or employees for the purpose of assisting the Sellers to make a representation, give a warranty or prepare the Disclosure Letter.

7.5 Independent Warranties. Each warranty in Articles III, IV and V is to be construed independently and (except where this Agreement expressly provides otherwise) is not limited by the terms of any other warranty or any other provision of this Agreement.

7.6 Sellers’ Knowledge. Unless otherwise specified, where any warranty in Articles III, IV or V refers to the knowledge, information, belief or awareness of, the Principals or the Additional Shareholders (or a similar expression), the Principals and the Additional Shareholders (as the case may be) shall be deemed to have such knowledge, information, belief or awareness as they would have obtained had they made all due and careful enquiries into the subject matter of that warranty (including enquiries of the directors, officers, managers, employees, agents and advisers of InfoBasis).

ARTICLE VIII

Not used

ARTICLE IX

CONDITIONS TO OBLIGATION TO CLOSING

9.1 Conditions to Obligation of Buyer. The following events shall occur on or prior to the execution of this Agreement:

(a) The Shareholder Representative and Buyer shall enter into the InfoBasis Escrow Agreement, and the Buyer, the Fund and OCP shall enter into the Oxford Escrow Agreement.

(b) InfoBasis shall enter into service agreements with Ashley Wheaton and Nicholas Revell and employment contracts with the other Employee Owners on terms and conditions reasonably acceptable to Buyer.

(c) All certificates, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Buyer.

(d) The Sellers shall each deliver to Buyer: (i) duly executed stock transfer forms transferring the Shares held by them (or in the case of OCP and the Fund, the Shares held by the Nominee Company) to Buyer or its nominee(s); (ii) a copy of any power of attorney under which this Agreement or any document to be delivered to Buyer pursuant to this Article IX has been executed; (iii) each register, minute book and other book required to be kept by InfoBasis under the Companies Act (in each case written up to Closing), each certificate of incorporation on change of name for InfoBasis and the common seal (if any) of InfoBasis; (iv) a letter executed as a deed and in the agreed form from Ashley Wheaton, Nicholas Revell, Andy Andrew, Don Taylor and David Mott resigning their respective office (except that Nicholas Revell shall not at that time resign as company secretary with effect from the end of the meeting held pursuant to sub-Section 9.1(e) below; (v) evidence in a form satisfactory to Buyer that all guarantees, bonds and indemnities, securities or Encumbrances given by InfoBasis in respect of the indebtedness, liabilities or obligations of any of the Sellers or the Nominee Company or any person connected with any of the Sellers or the Nominee Company have been released (vi) in relation to each bank account maintained by InfoBasis a copy of the mandate for that account and all cheque books in respect of that account; (viii) a copy of any minutes of board meetings of corporate Sellers and of Share Nominees Limited voting in favour of entering into this Agreement and authorizing its directors to sign this Agreement and any document to be delivered pursuant to this Agreement; (ix) evidence in a form satisfactory to Buyer that the Subscription Agreement has been terminated in a form reasonably acceptable to the Buyer and a waiver of pre-emption rights from Share Nominees Limited in a form reasonably acceptable to the Buyer; (x) a power of attorney from Share Nominees Limited in accordance with Section 10.7 of this Agreement; (xi) the share certificates for the Shares or an indemnity in the agreed form in respect of any missing certificates; (xii) any waiver, consent or other document necessary to give the Buyer or its nominee(s) full legal and beneficial ownership of the Shares; (xiii) the original Lease in respect of the Property; (xiv) receipts for rent and other payments due in respect of the Property; (xv) the deeds, certificates and other documents of title to the assets of InfoBasis (other than the Property), including registration certificates and files for applications and oppositions or other registry proceedings in respect of InfoBasis’ Intellectual Property together with all applicable documentation and information relating to the Domain Names (xvi) consent to the acquisition of the Shares by Buyer from Barclays Bank Plc in a form satisfactory to Buyer; (xvii) waiver of loans due from Messrs. Revell, Cooke and Andrews to InfoBasis; (xviii) The Relevant STFs in a form approved by Buyer; and (xix) written confirmation from Gordon Ritchie in respect of his loan in accordance with Section 9.5.

(e) The Principals shall procure that a meeting of the board of directors of InfoBasis is held at which the directors shall: (i) vote in favour of the registration of Buyer or its nominee(s) as member(s) of InfoBasis in respect of the Shares (subject to the production of properly stamped transfers); (ii) change InfoBasis’ accounting reference date to 31 March; (iii) appoint persons nominated by Buyer as directors of InfoBasis and the resignation of the directors referred to in sub-section (e) with effect from the end of the meeting; and (iv) revoke all existing instructions and authorities to bankers and replace such instructions and authorities with new instructions and authorities to those banks in the form required by Buyer.

(f) The Principals shall deliver or cause to be delivered to Buyer or its agent electronic copies of all of the Contracts which are material to the InfoBasis Business.

9.2 John Cooke Loan. Upon completion of the matters referred to in Section 9.1 and immediately prior to the Closing, the Buyer shall transfer to InfoBasis £60,000 (Sixty Thousand Pounds Sterling), and the Principals and Additional Shareholders shall procure that InfoBasis shall promptly then pay such amount to John Cooke in full and final satisfaction of all monies owed to him by InfoBasis. The Buyer shall transfer such sum to the bank account of Plainlaw LLP referred to in Section 2.1(g). Such transfer by the Buyer in accordance with this Section 9.2 shall constitute a full discharge of the Buyer’s and InfoBasis’ obligation to make any such payment and the Buyer and InfoBasis shall not be concerned with the application of any such amount. John Cooke confirms that following such payment he does not have any claim against InfoBasis on any account whatsoever.

9.3 OCP Payment. Upon completion of the matters referred to in Section 9.1 and immediately prior to the Closing, the Buyer shall, on behalf of InfoBasis, pay £54,343.75 (Fifty Four Thousand, Three Hundred and Forty Three Pounds and Seventy Five Pence) to OCP in full and final satisfaction of all monies owed to OCP by InfoBasis (including all monies under the Subscription

Agreement). Such payment shall be made to the bank account of Nabarro LLP referred to in Section 2.1(g). Payment by the Buyer in accordance with this Section 9.3 shall constitute a full discharge of the Buyer’s and InfoBasis’ obligation to make any such payment and the Buyer and InfoBasis shall not be concerned with the application of any such amount. OCP confirms that following such payment it does not have any claim against InfoBasis on any account whatsoever.

9.4 Corum. Upon completion of the matters referred to in Section 9.1 and immediately prior to the Closing, the Buyer shall transfer to InfoBasis £80,257 (Eighty Thousand, Two Hundred and Fifty Seven Pounds), and the Principals and Additional Shareholders shall procure that InfoBasis shall promptly then pay such amount to Corum Group Ltd. (“Corum Fee”) in full and final satisfaction of all monies due to Corum Group Ltd. pursuant to a Letter of Understanding dated 14 September 2006 between InfoBasis and Corum Group Ltd. (“Corum Agreement”) under which InfoBasis has agreed to pay Corum the Corum Fee coincident with the sale of the Shares to Salary.com. The Buyer shall transfer an amount equal to the Corum Fee to the bank account of Plainlaw LLP referred to in Section 2.1(g). Such transfer by the Buyer in accordance with this Section 9.4 shall constitute a full discharge of the Buyer’s obligation to make any such payment. The Principals and Additional Shareholders will provide the Buyer with written confirmation from Corum that such payment constitutes a full discharge of InfoBasis’ obligations under the Corum Agreement and that following such payment Corum will not have any claim against InfoBasis on any account whatsoever.

9.5 Gordon Ritchie Loan. Upon completion of the matters referred to in Section 9.1 and immediately prior to the Closing, the Buyer shall transfer to InfoBasis £240,000 (Two Hundred Forty Thousand Pounds), and the Principals and Additional Shareholders shall procure that InfoBasis shall promptly then pay such amount to Gordon Ritchie in full and final satisfaction of all monies due to Gordon Ritchie in respect of a loan agreement dated 1 April 2008 between Gordon Ritchie and InfoBasis. The Buyer shall transfer such sum to the bank account of Plainlaw LLP referred to in Section 2.1(g). Such transfer by the Buyer in accordance with this Section 9.5 shall constitute a full discharge of the Buyer’s obligation to make any such payment. The Principals and Additional Shareholders will provide the Buyer with written confirmation from Gordon Ritchie in the agreed form that such payment constitutes a full discharge of InfoBasis’ obligations to Gordon Ritchie and that following such payment Gordon Ritchie will not have any claim against InfoBasis on any account whatsoever.

ARTICLE X

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing.

10.1 Further Assurances. In case at any time after the Closing any further action is necessary or desirable to effectively transfer and assign to, and vest in, Buyer full and unrestricted legal and beneficial title to the Shares, the Sellers will each take and will procure any other person takes such further actions without further consideration (including the execution and delivery of such further instruments and documents) as Buyer reasonably may request.

10.2 Non-Competition.

(a) Restrictions. Each of Ashley Wheaton, Nicholas Revell and John Cooke hereby severally undertake with Buyer (for itself and for the benefit of InfoBasis) that he will not, without the prior express written consent of Buyer, either solely or jointly with or through any other person, on his or her own account or as agent, manager, advisor or consultant for any other person or otherwise howsoever:

(i) during the Restricted Period carry on or be engaged, concerned or interested in, or assist, a business which competes, directly or indirectly, with the InfoBasis Business as operated at the Closing Date in a territory in which such business is operated at that date;

(ii) during the Restricted Period solicit custom or business from any person in respect of goods and/or services competitive with those manufactured and/or supplied by InfoBasis during the period of twelve (12) months prior to the Closing Date, such person having been a customer of InfoBasis in respect of such goods and/or services during such period;

(iii) during the Restricted Period, solicit or entice away from InfoBasis any supplier to InfoBasis who had supplied and/or services to InfoBasis at any time during the period of 12 months prior to the date of this Agreement, if that solicitation or enticement causes or would cause such supplier to cease supplying, or materially reduce its supply of or would adversely effect the price or terms and conditions of the supply of, those goods and/or services to InfoBasis;

(iv) during the Restricted Period induce, solicit or endeavour to entice to leave the service or employment of InfoBasis any person who, during the period of twelve (12) months prior to the Closing Date, was an employee of InfoBasis occupying a senior, managerial, technical, sales or research position or was a consultant of InfoBasis or carried out duties for and on behalf of InfoBasis and who (in any such case) is in possession of Confidential Information or able to influence the client, customer, supplier or other relationships or connections of InfoBasis;

(v) during the Restricted Period employ any person who, during the period of twelve (12) months prior to the Closing Date was an employee of InfoBasis occupying a senior, managerial, technical, sales or research position or was a consultant of InfoBasis or carried out duties for and on behalf of InfoBasis and who (in any such case) is in possession of Confidential Information or able to influence the client, customer, supplier or other relationships or connections of InfoBasis;

(vi) in relation to a business which is competitive with the business of InfoBasis as carried on at the Closing Date, use any of the Intellectual Property of InfoBasis (in particular, a name including the words InfoBasis or any combination thereof) or use in that context anything which is intended, or is likely to be confused with any such Intellectual Property; or

(vii) do or say anything which is harmful to InfoBasis’ reputation or which may lead a person to cease to deal with InfoBasis on substantially equivalent terms to those previously offered or at all.

(b) Independent Restrictions. Each restriction in this Section 10.2 constitutes an entirely independent restriction on Ashley Wheaton, Nicholas Revell and John Cooke and if one or more of the restrictions is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade, or unenforceable in whole or in part for any reason, the remaining restrictions or parts thereof (as appropriate) shall continue to bind them.

(c) Reasonable Restrictions. Ashley Wheaton, Nicholas Revell and John Cooke, having taken independent advice, agree that the restrictions in this Section 10.2 are reasonable and entered into for the purpose of protecting the goodwill of InfoBasis. If, however, any restriction in this Section 10.2 shall be held to be void but would be valid if deleted in part or reduced in application, such undertaking shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

(d) Listed Securities. Nothing in this Section 10.2 shall prevent Ashley Wheaton, Nicholas Revell or John Cooke from being the holder of or beneficially interested in any class of securities in any company if such class of securities is listed or dealt in on the London Stock Exchange or any other recognised stock or investment exchange and confers not more than 3% of the votes which can generally be cast at a general meeting of that company.

(e) Direct Undertaking. Each of Ashley Wheaton, Nicholas Revell and John Cooke hereby agrees with Buyer that he will at Buyer’s request and cost enter into a direct undertaking executed as a deed with InfoBasis whereby he will accept restrictions corresponding to the restrictions in this Section 10.2

(f) Connected Persons. Each of Ashley Wheaton, Nicholas Revell and John Cooke shall procure that any person connected with him complies with the restrictions set out in this Section 10.2.

10.3 Confidentiality of Buyer. The Sellers each agree not to disclose, use or copy any Confidential Information of Buyer, including Confidential Information being transferred to Buyer pursuant to this Agreement, except as Buyer may authorize or direct, and except as to information which the disclosing Seller can establish: (a) was, on the date of this Agreement, generally known to the public; or (b) became generally known to the public after the date of this Agreement other than as a result of the act or omission of any Seller or his, her or its respective employees, consultants or agents. OCP may issue a press release in relation to the sale of the Shares to Buyer in a form approved by Buyer (acting reasonably).

10.4 Confidential Information.

(a) Each of the Sellers undertakes with Buyer (for itself and for the benefit of InfoBasis) that such Seller will:

(i) not use or disclose to a person Confidential Information such Seller has or acquires; and

(ii) make every effort to prevent the use or disclosure of Confidential Information.

(b) Sections 10.3 and 10.4(a) do not apply to:

(i) disclosure of Confidential Information to a director, officer or employee of Buyer or InfoBasis whose function requires such director, officer or employee to have the Confidential Information;

(ii) use or disclosure of Confidential Information required to be used or disclosed by law or by any governmental or regulatory body but only to the extent required by law;

(iii) disclosure of Confidential Information to an adviser for the purpose of advising the Sellers but only on terms that this Section 10.4 applies to use or disclosure by the adviser; or

(iv) Confidential Information which becomes publicly known except by a breach of this Section 10.4.

10.5 Waiver of Claims. Each of the Sellers confirms that with effect from the Closing:

(a) neither he, she or it, nor any person connected with him, her or it has any claim against InfoBasis on any account whatsoever, provided always that this shall not apply in relation to any claim that relates to such Seller’s employment by InfoBasis or the termination of that employment after Closing;

(b) there are no agreements or arrangements under which InfoBasis has any actual, contingent or prospective obligations to him, her or it or any person connected with him, her or it (except in relation to his or her employment by InfoBasis or the termination of that employment); and

(c) any claim which he, she or it or any person connected with any of him, her or it has against InfoBasis (except in relation to his or her employment by InfoBasis or the termination of that employment after Closing) is hereby waived in full, any obligation owed to him, her or it or any such connected person by InfoBasis is hereby released and each of the Sellers shall indemnify Buyer and InfoBasis against any loss, liability or cost incurred in connection with any such claim or obligation brought by or owed to him, her or it or by or to any person connected with him, her or it.

For the purpose of this Section 10.5 the Nominee Company is deemed to be a connected person of OCP and the Fund. The Fund and OCP will procure that the Nominee Company waives any claim or obligation owed to it by InfoBasis

10.6 Dealing with Shares Pending Registration. Each of the Sellers undertakes to Buyer that for so long as he, she or it remains the registered holder of any of the Shares at Closing they will:

(a) hold such Shares and the dividends and other distributions of profits or surplus or other assets declared, paid or made in respect of them after Closing and all rights arising out of or in connection with them in trust for Buyer;

(b) deal with and dispose of such Shares and all such dividends, distributions and rights as Buyer may direct;

(c) vote at all meetings which they shall be entitled to attend as the registered holder of such Shares in such manner as Buyer shall direct; and

(d) execute all instruments of proxy or other documents which Buyer may require to enable Buyer to attend and vote at any such meeting.

OCP and the Fund will procure the Nominee Company will comply with the provisions of this Section 10.6 in respect of the Preferred Shares.

10.7 Power of Attorney. Each of the Sellers hereby appoints, and OCP shall procure that the Nominee Company appoints, Buyer (acting by any of its directors from time to time) to be such Seller’s attorney in such Seller’s name and on such Seller’s behalf to exercise all or any of the rights in relation to the Shares of such Seller as Buyer in its absolute discretion sees fit from the Closing Date to the day on which Buyer or its lawful nominee is registered in the register of members of InfoBasis as the holder of the relevant Shares, including:

(i) receiving notice of, attending and voting at a general meeting, class meeting or other meeting of InfoBasis;

(ii) completing and returning any meeting requisition, form of proxy, consent to short notice, written resolution or other document required to be signed by the registered holder of such Shares;

(iii) dealing with, and giving directions as to, any moneys, securities, benefits, documents, notices or other communications (in whatever form) arising by right of such Shares or received in connection with such Shares from InfoBasis or any other person; and

(iv) executing, delivering and doing all deeds, instruments and acts in such Seller’s name as may be done in such Seller’s capacity as the registered holder of the relevant Shares,

and for that purpose each Seller hereby authorises InfoBasis to send any written resolutions, notices or other communications in respect of any Shares registered in his, her or its name to Buyer. The power of attorney granted by this Section 10.7 is granted by each Seller to secure the interest of Buyer in such Seller’s Shares and, accordingly, shall be irrevocable.

10.8 Release of Guarantees. Buyer shall, within 14 days after Closing, procure the release of each of the Sellers from any guarantee such Seller may have given to Barclays Bank to secure the borrowing or indebtedness of InfoBasis, and Buyer shall indemnify such Sellers against all and any Liability arising after Closing in respect of such guarantee.

10.9 STF Confirmation. Each of the following Sellers (referred to for the purpose of Sections 10.9, 10.10 and 10.11 as the “Relevent Shareholders”) confirms and agrees as follows:

(i)	Each of Nicholas Revell, Andrew Andrews and Donald Taylor confirms and agrees that the First STF relates to the transfer of 14,000 Ordinary Shares from Nicholas Revell to Donald Taylor and 38,000 Ordinary Shares from Andrew Andrews to Donald Taylor;

(ii)	Each of John Cooke and Duncan Smart confirms and agrees that the Second STF relates to the transfer of 10,000 Ordinary Shares from John Cooke to Duncan Smart;

(iii)	Each of Nicholas Revell and Christine Rossiter confirms and agrees that the Third STF relates to the transfer of 10,000 Ordinary Shares from Nicholas Revell to Christine Rossiter;

(iv)	Each of John Cooke, Nicholas Revell and Benjamin Hedges confirms and agrees that the Fourth STF relates to the transfer of 16,000 Ordinary Shares from John Cooke to Benjamin Hedges and 2,000 Ordinary Shares from John Cooke to Benjamin Hedges; and

(v)	Each of John Cooke, Nicholas Revell and Ashley Wheaton confirms and agrees that the Fifth STF relates to the transfer of 119,000 Ordinary Shares from John Cooke to Ashley Wheaton and 119,000 Ordinary Shares from Nicholas Revell to Ashley Wheaton.

10.10 STF Consideration. Each of the Relevant Shareholders hereby confirms and agrees that any and all consideration due to him in connection with the Shares transferred or purported to be transferred by him pursuant to the Relevant STFs has been paid to him in full and any claim which he or any person connected with him has in connection with the payment of such consideration is hereby waived in full. Each of the Relevant Shareholders shall upon demand indemnify each of Buyer and InfoBasis against any loss, liability or cost incurred by it as a result of any of the transfers of the Shares made or purported to be made (as contemplated by Section 10.9) pursuant to the Relevant STFs not being effective or valid.

10.11 STF Undertakings. Each of the Relevant Shareholders hereby undertakes to Buyer that he shall at his own cost take all actions and sign any documents and instruments (whether as a deed or otherwise) requested by Buyer to validate and give effect to the transfers of the Shares as referred to in or contemplated by Section 10.9 and shall pay any and all fees and taxes to give effect to such transfers. For this purpose each Relevant Shareholder hereby appoints the Buyer, acting by way of any of its directors from time to time, as an attorney on his behalf to execute, deliver (including by way of deed) any instrument or document and to take all actions in his name as the Buyer in his absolute discretion deems necessary or desirable to validate and give effect to the transfers of the Shares as referred to in or contemplated by Section 10.9.

ARTICLE XI

SURVIVAL; LIMITATIONS OF LIABILITY

11.1 Survival of Representations and Warranties. All of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing. The representations and warranties set forth in Sections 3.3, 3.4, 3.6, 3.7, 3.20, 4 and 5 (“Excluded Warranties”) shall survive the Closing and continue until the applicable statute of limitations has expired. The limitations of liability in Sections 11.2(c), (d), (e) and (f) shall not apply to any Excluded Warranty. For the avoidance of doubt, the time limits in Section 11.2(e) for bringing a claim shall not apply in respect of a claim in relation to any Excluded Warranty.

11.2 Limitations and Exclusions of Liability of the Principals.

(a) Subject to Section 11.1 the liability of each of the Principals in respect of any claim under or in connection with the Warranties in Article III, the Tax Indemnity and the Indemnity is limited or excluded (as the case may be) as set out in this Section 11.2.

(b) A “Relevant Claim” means any claim against one or more of the Principals under or in connection with the Warranties in Article III being inaccurate or untrue or misleading or otherwise, including, without limitation and for the avoidance of doubt, any claim for misrepresentation or negligent misstatement, (but no limitation or exclusion applies in relation to any fraudulent misrepresentation).

(c) The aggregate liability of the Principals in respect of:

(i)	all Relevant Claims (other than a Relevant Claim in relation to an Excluded Warranty) and all Indemnity Claims (other than claims in relation to an Excluded Warranty) shall be limited to Two Million U.S. Dollars ($2,000,000); and

(ii)	all Tax Claims shall be limited to Five Million U.S. Dollars ($5,000,000).

(d) The Principals shall not be liable in respect of any Relevant Claim (other than a Relevant Claim in relation to an Excluded Warranty) or Indemnity Claim or Tax Claim unless the aggregate liability of the Principals in respect of all Relevant Claims, Indemnity Claims and Tax Claims exceeds Five Thousand U.S. Dollars ($5,000), in which case the Principals shall only be liable for the excess over Five Thousand U.S. Dollars ($5,000).

(e) The Principals shall have no liability in respect of a Relevant Claim (other than a Relevant Claim in relation to an Excluded Warranty) or an Indemnity Claim (other than a claim in relation to an Excluded Warranty) or a Tax Claim unless the Buyer shall have given notice in writing to the Shareholder Representative of such Relevant Claim or Tax Claim or Indemnity Claim (as the case may be) specifying (in reasonable detail) the matter which gives rise to the claim, the nature of the claim and the amount claimed (if known) in respect thereof not later than:

(i) in the case of any Relevant Claim or Indemnity Claim (other than, in each case, a claim in relation to any Tax Warranty), the second anniversary of the Closing Date; or

(ii) in the case of any Relevant Claim or Indemnity Claim in relation to a Tax Warranty or a Tax Claim, the seventh anniversary of the Closing Date.

(f) A Relevant Claim or Indemnity Claim or Tax Claim notified in accordance with Section 11.2(e), which is not previously satisfied, settled or withdrawn, shall be deemed to have been withdrawn and waived by Buyer and the Principals shall have no liability in respect of it unless proceedings in respect of that Claim have been both issued and served on the Principals within the period of nine months starting on the day such Claim was notified to the Principals.

(g) The Principals shall have no liability for a Relevant Claim or an Indemnity Claim to the extent that:

(i) the facts and circumstances giving rise to the Relevant Claim or Indemnity Claim were fully and fairly disclosed in the Disclosure Letter in accordance with Section 7.2; or

(ii) the facts giving rise to the Relevant Claim or Indemnity Claim are within the actual knowledge (the meaning of actual knowledge shall not include any implied, constructive or imputed knowledge) of Buyer or its officers at Closing in accordance with Section 7.3.

(h) The Principals shall have no liability for a Tax Claim in respect of Tax liabilities fully and fairly disclosed in the Financial Statements or the Closing Statement.

(i) The Principals shall have no liability for a Relevant Claim or an Indemnity Claim or a Tax Claim to the extent that:

(i) the Relevant Claim, Tax Claim or Indemnity Claim or the liability on which it is based is contingent or unquantifiable unless and until either such contingent liability becomes an actual liability or such unquantifiable liability becomes quantifiable. Provided that the contingent or unquantifiable liability is notified to the Shareholder Representative within the applicable time period specified in Section 11.2(e), the provisions of that Section 11.2(e) shall be amended such that the Principals shall not be liable in respect of the claim unless the contingent or unquantifiable liability becomes an actual or quantifiable liability (as the case may be) and the period of nine months referred to in Section 11.2(f) shall not start to run until such date as the liability ceases to be contingent or becomes capable of being quantifiable;

(ii) specific allowance, provision or reserve was made in the Closing Statement or the Financial Statements in respect of the matter giving rise to the Claim or that matter has otherwise been fully and fairly disclosed in the Closing Statement or Financial Statements;

(iii) such Relevant Claim, Tax Claim or Indemnity Claim would not have arisen but for, or the amount of such Relevant Claim, Tax Claim or Indemnity Claim has increased (in which case the Principals will not be liable for such increase, but will be liable for the rest of the Claim) as a result of:

A) a failure or omission on the part of InfoBasis, Buyer or of Buyer’s Affiliates after Closing to make any Tax related election or surrender, the making, giving or doing of which was taken into account in preparing the Closing Statement or the Financial Statements or the relevant election or surrender was fully and fairly disclosed in Section 3.18 of the Disclosure Letter;

B) any Tax related election or surrender or disclaimer made or notice or consent given after Closing by InfoBasis, Buyer or any of Buyer’s Affiliates or any person connected with any of them other than one which was taken into account in the Closing Statement or the Financial Statements or the relevant election or surrender was fully and fairly disclosed in Section 3.18 of the Disclosure Letter;

C) as a direct result of an omission or a voluntary act or transaction of InfoBasis, Buyer or any of Buyer’s Affiliates or any person connected with any of them carried out or effected at any time after Closing (other than to the extent required to comply with any law or regulation or where such transaction, act or omission is contemplated by this Agreement or any Related Agreement or the Disclosure Letter or pursuant to a binding legal agreement entered into on or before Closing), but only where liability under such Relevant Claim is reasonably foreseeable by Buyer or its officers;

D) any act, omission, transaction or arrangement carried out at the express written request of, or with the express written approval of, Buyer or any of its officers prior to Closing, or any actions listed in Section 3.11 of the Disclosure Schedule) or which was authorised or required by this Agreement or any Related Agreement;

E) a change in the treatment of assets and liabilities or taxation attributable to timing differences (including capital allowances) in the accounts of InfoBasis prepared after Closing other than a change in the accounting policies and practices of InfoBasis where such changes are introduced after Closing in order to comply with applicable accounting rules (where accounting rules were not complied with prior to Closing);

F) a failure on the part of InfoBasis, Buyer or any Affiliates of Buyer to maintain, after Closing, valid insurance cover of the type, and in the amounts at least equivalent to that maintained by InfoBasis immediately prior to Closing;

G) where the Claim relates to Tax, any winding up or cessation or transfer of the InfoBasis Business after Closing (except where such winding up or cessation is as a result or consequence of an Event occurring prior to Closing);

H) a change in the nature of the InfoBasis Business following Closing (except where such change is as a result or consequence of an Event occurring prior to Closing);

I) as a direct result of any failure of Buyer to comply with its obligations under this Agreement or any Related Agreement in connection with the matter giving rise to the Claim;

J) a change after Closing of the length of accounting period for Tax purposes of InfoBasis or Buyer or any of their Affiliates, or as a result of InfoBasis becoming a member of the same group of companies as Buyer;

K) Buyer or InfoBasis disclaiming any part of the benefit of capital or other allowances against Tax properly claimed or proposed to be claimed (provided that details of such proposal is fully and fairly disclosed in the Disclosure Schedule with specific reference to this Section 11.2(g)(iv)(K) and or such claim or proposal was specifically provided for in the Closing Statement or the Financial Statements) on or before the date of this Agreement;

L) the making of, or any change in, any published law (whether statute or case law), rule, regulation, interpretation, practice or concession of any government, government department, agency or regulatory body after the date of this Agreement having retrospective effect;

M) any changes in the rate of Tax in force at the date of this Agreement or any change by any relevant Tax authority in the method of applying or calculating the rate of Tax after the date of this Agreement; or

N) where there are available to InfoBasis any reliefs, rights of repayment or other rights or claims which are capable as a matter of law of being set against or otherwise reducing any liability arising from any Relevant Claims relating to Tax and such reliefs, rights of repayment or other rights or claims arose prior to Closing and were not treated as assets in the Financial Statements (whether or not InfoBasis chooses to take advantage of the same).

(j) If the Principals pay to Buyer or InfoBasis an amount in respect of a Relevant Claim, Tax Claim or Indemnity Claim and Buyer or InfoBasis or any of their Affiliates subsequently recovers from another person an amount in respect of the matter giving rise to that Claim, Buyer shall immediately pay to the Principals an amount equal to whichever is the lower of the Sum Recovered (as defined below) and the amount previously paid by the Principals to the Buyer or InfoBasis in respect of that Claim.

For the purposes of this Section 11.2(j) the “Sum Recovered” means an amount equal to the total of the amount recovered from the other person less all reasonable costs and expenses incurred by the Buyer and InfoBasis in making such recovery and any additional Tax for which the Buyer and InfoBasis may be liable as a result.

(k) Buyer shall not be entitled to recover monetary damages more than once in respect of the same loss. To the extent a Relevant Claim is satisfied under the Tax Warranties, an amount payable under the Tax Indemnity in respect of the same matter shall be reduced accordingly.

(l) Notwithstanding the provisions of this Section 11.2 and the provisions of Section 12, Buyer shall use reasonable endeavours to mitigate any loss, damage or liability which it may incur in consequence of a matter giving rise to a Relevant Claim, Tax Claim, Indemnity Claim or Oxford Claim.

(m) In assessing any damages or other amounts recoverable under this Agreement in connection with a Tax Claim or a claim under the Tax Warranties, there shall be taken into account the value of any benefit or saving accruing to Buyer, any Affiliate of Buyer or InfoBasis in consequence of the matter or circumstances giving rise to such Tax Claim or claim under the Tax Warranties.

(n) Notwithstanding Section 7.1, or any other provision of this Agreement (other than Section 11.2(p), Buyer agrees, except in the case of fraud or wilful misconduct on the part of the Sellers, that rescission shall not be available as a remedy for any breach of this Agreement or any Related Agreement or for any breach of any Warranty and agrees not to claim that remedy (in each case) in the absence of fraud or wilful misconduct on the part of the Sellers.

(o) If a matter gives rise to a Relevant Claim and/or an Indemnity Claim and/or a Tax Claim, the Buyer shall have sole discretion as to whether to bring a claim in respect of such matter as a Relevant Claim and/or an Indemnity Claim and/or a Tax Claim, all or any of them.

(p) Notwithstanding any other provision of this Agreement, nothing in this Section 11 shall apply to exclude or limit the liability of the Principals or Additional Shareholders to the extent that a Relevant Claim, Tax Claim or Indemnity Claim arises or is increased by reason of any fraud or dishonest or willful misconduct by or on behalf of the Principals or Additional Shareholders or any of them.

11.3	Limitations and Exclusions of Liability of Oxford.

(a) This Section 11.3 limits the liability of Oxford in respect of any claim against Oxford by Buyer under or in connection with any provision of this Agreement (each an “Oxford Claim”).

(b) Subject to Section 11.2(l), the aggregate liability of Oxford in respect of all Oxford Claims shall be limited to the amount paid or payable by or on behalf of Buyer under this Agreement as consideration for the Preferred Shares.

(c) Oxford shall have no liability in respect of an Oxford Claim unless the Buyer shall have given notice in writing to Oxford of such Oxford Claim specifying (in reasonable detail) the matter which gives rise to the claim, the nature of the claim and the amount claimed (if known) in respect thereof no later than 31 December 2010.

(d) Notwithstanding any other provision of this Agreement, nothing in this Section 11.3 shall apply to exclude or limit the liability of Oxford to the extent that an Oxford Claim arises or is increased by reason of any fraud or dishonest or wilful misconduct by or on behalf of Oxford.

ARTICLE XII

INDEMNIFICATION; ESCROW

12.1 Indemnification.

(a) Subject to Section 11.2, the Principals shall jointly and severally on demand indemnify and hold InfoBasis and Buyer and their respective officers, directors and employees (collectively, the “Indemnitees”) harmless from and against any and all claims, demands, liabilities, losses, damages and expenses, including, without limitation, reasonable legal fees and costs of defense related thereto suffered or incurred by any Indemnitee (collectively, “Losses”) arising from or related to (i) any Relevant Claim; (ii) any breach or nonperformance of any covenant or agreement made by a Principal in this Agreement; and (iii) any breach of contract or other claims made by a third party alleging to have had a contractual or other right to acquire the InfoBasis Business or any issue of the Shares. Provided always that in respect of a Warranty expressly stated to be given by the Principals severally and not jointly, the liability of each Principal under this indemnity in respect of such Warranty shall be given severally and not jointly, other than in respect of claims against or satisfied by the InfoBasis Escrow Monies.

(b) The Fund and OCP, jointly and severally, shall on demand indemnify and hold the Indemnitees harmless from and against any and all Losses arising from or related to (i) any breach or inaccuracy of any representation or warranty (being the warranties in Article IV) made by the Fund and/or OCP in this Agreement or other instrument delivered by the Fund or OCP pursuant to this Agreement; and (ii) any breach or nonperformance of any covenant or agreement made by the Fund or OCP or the Nominee Company in this Agreement or other instrument delivered by the Fund or OCP or the Nominee Company pursuant to this Agreement.

12.2 Subject to Section 11.2, the Principals covenant with Buyer to pay to Buyer an amount equal to the amount of:

(a) any payment of, or in respect of, Tax which InfoBasis is liable to make as a result of, or in connection with, any Event which occurred on or before Closing;

(b) any payment of Tax which InfoBasis would have been liable to make as a result of, or in connection with, any Event which occurred on or before Closing but for the use or set off of any Relief;

(c) any payment of Tax which InfoBasis would not have been liable to make but for the loss of any Relief (including a Relief surrendered to InfoBasis by another company) as a result of, or in connection with, any Event which occurred on or before Closing on the basis of the rates of Tax current at the date of the loss, assuming for this purpose that InfoBasis had sufficient profits or was otherwise in a position actually to use the Relief;

(d) any repayment of Tax to which InfoBasis would have had the right but for the loss of such right as a result of, or in connection with, any Event which occurred on or before Closing;

(e) any Liability to Tax which arises in consequences of the failure by any person who is or has been an Affiliate of any of the Principals to discharge a liability to Tax which falls upon such a Principal Affiliate in respect of any income, profits or gains, earned, accrued or received at any time by such Principal Affiliate; and

(f) any reasonable costs, fees or expenses incurred by InfoBasis or Buyer in connection with: (1) any matter in respect of which a Principal is or may be liable under any of paragraphs (a) to (e); or (2) taking or defending any action (including but not limited to legal proceedings) in relation to this Section 12.2(f).

12.3 Due Date of Payment. The due date for the making of a payment under Section 12.2 shall be the date falling five (5) Business Days after Buyer has served notice on the Principals demanding such payment and, in any case involving a liability of InfoBasis to make an actual payment of Tax, if later, the date falling five (5) Business Days before the last date upon which InfoBasis is obliged to make such payment in order to avoid incurring any fine, penalty or interest in respect of unpaid Tax. The due date for the making any other shall be the date falling five (5) Business Days after Buyer has served notice on the Principals demanding such payment. If any payment required to be made by the Principals under this agreement is not made by the due date, ascertained in accordance with Sections 12.2(a) or (b) (as the case may be), then, except to the extent that the Principals’ liability under Section

12.2(c) compensates Buyer for the late payment by virtue of its extending to interest, such payment shall bear interest at the annual rate of one (1) per cent above Barclays Bank plc’s base lending rate, accruing on a daily basis, from the due date for payment until payment is made, whether before or after any judgment. To the extent that there are not sufficient funds in the InfoBasis Escrow Account to fully satisfy any such payment to the Buyer, the Principals shall pay the Buyer the balance of any monies due to the Buyer.

12.4 Indemnification Procedures:

(a) Procedures for Claims. In the event that any legal proceeding shall be threatened or instituted, or any claim or demand shall be asserted, by any person in respect of which payment may be sought by Buyer from an indemnifying Party under the provisions of this Article XII or in respect of a Relevant Claim (a “General Claim”), Buyer shall as soon as reasonably practicable cause written notice of the assertion of such General Claim of which it has knowledge to be delivered to the applicable indemnifying Party(ies); provided, however, that any delay or failure to so notify the indemnifying Party(ies) of a General Claim shall only relieve the indemnifying Party(ies) of their obligations under this Article XII or in respect of a Relevant Claim to the extent, if at all, they are actually and materially prejudiced by reason of such delay or failure. As long as the Escrow Agent is holding any InfoBasis Escrow Monies, whenever Buyer makes a claim for payment from the Principals and/or the Additional Shareholders under this Agreement,

Buyer shall provide notice of such claim (“Notice”) to the Escrow Agent and the Shareholder Representative pursuant to the terms of the InfoBasis Escrow Agreement and, the Escrow Agent shall, provided the Shareholder Representative gives no counter notice objecting to such payment or acknowledges in writing the validity of the claim as provided for in the InfoBasis Escrow Agreement (in each case within 15 Business Days of the date of such Notice), disburse the applicable portion of the InfoBasis Escrow Monies to Buyer if required under, and in accordance with, the terms of the InfoBasis Escrow Agreement. If the Shareholder Representative gives such counter notice objecting to such payment, the Escrow Agent shall not disburse the InfoBasis Escrow Monies except in accordance with Section 6.1 of the InfoBasis Escrow Agreement. To the extent that there are not sufficient InfoBasis Escrow Monies to satisfy fully any payment due to Buyer by the Principals or any of the Additional Shareholders, the Principals shall pay Buyer the balance of any monies due to Buyer from the Principals and the Additional Shareholders. Any InfoBasis Escrow Monies remaining in the InfoBasis Escrow Account following payment of all amounts payable to Buyer from the InfoBasis Escrow Account in accordance with the terms of the InfoBasis Escrow Agreement and this Agreement shall be paid to the Principals and Additional Shareholders in the proportions set out opposite their names in Schedule 3.3.

The Buyer and Oxford undertake that for so long as there are any Oxford Escrow Monies being held in the Deposit Account they will act in accordance with the provisions of Schedule 12.4 in respect of (i) any Oxford Claim and (ii) delivery of joint disbursement instructions in respect of the Oxford Escrow Monies. For the avoidance of doubt the right of the Buyer to claim any balance of monies owed by Oxford to the Buyer shall not be limited to the amount standing to the credit in the Deposit Account.

(b) Third Party Claims.

(i) With respect to any General Claim in connection with a claim made by a third party in a judicial, administrative or arbitration suit or proceeding, the indemnifying party(ies) shall have the right, at their own expense, to assume the defense thereof, to be represented by counsel of their choice (provided that such counsel shall be reasonably acceptable to Buyer), and to defend against, negotiate, settle or otherwise deal with such claim, demand or action; provided, however, that Buyer may participate in any such action with counsel of its own choice and at its own expense. The indemnifying parties and their counsel will consult with Buyer prior to taking any action in connection with such claim demand or action. To the extent the indemnifying party(ies) elect not to defend any such claim, demand or action, and Buyer defends against or otherwise deals with such claim, demand or action, Buyer may retain counsel, at the expense of the indemnifying Party(ies) (provided such expense is reasonable), and control the defense of such claim, demand or action. The Parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such claim, demand or action.

(ii) Neither the indemnifying party(ies) nor Buyer may settle any such claim, demand or action without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

(iii) After any final judgment or award shall have been rendered by a court, arbitration board or governmental agency of competent jurisdiction and the time in which to appeal therefrom has expired, or a settlement shall have been consummated pursuant to the terms hereof, or Buyer and the indemnifying party(ies) shall arrive at a mutually binding agreement with respect to each separate matter alleged to be indemnified by the indemnifying Party(ies) hereunder, Buyer shall forward to the relevant indemnifying Party(ies) notice of any sums due and owing by it with respect to such matter and the indemnifying party(ies) shall pay all of the sums so owing to Buyer, by wire transfer or by certified or bank cashier’s check, within ten (10) days after the date of such notice. As long as the Escrow Agent is holding any InfoBasis Escrow Monies (other than any InfoBasis Escrow Monies being retained in the InfoBasis Escrow Account in relation to any Claims previously made), whenever Buyer makes a claim for payment from the Principals under this Section 12.4(b), the applicable procedures described in Section 12.4(a) shall be followed. As long as there are any Oxford Escrow Monies being held in the Deposit Account (other than any Oxford Escrow Monies being retained in the Deposit Account in relation to any Oxford Claims previously made), whenever Buyer makes a claim for payment from Oxford under this Section 12.4(b), the applicable procedures described in Section 12.4(a) shall be followed.

12.5 Set-off Rights. Buyer shall be entitled to set off any amounts owing by any Seller to Buyer or its Affiliates pursuant to this Article XII or otherwise, against any amounts owed to such Seller by Buyer. If it is determined by a court of competent jurisdiction, after all appeals have been exhausted by Buyer or after the expiration of all applicable appeal periods, that Buyer was not, in any particular circumstance, entitled to invoke the set-off rights contained herein, Buyer shall pay, on demand, the reasonable attorney’s fees and expenses incurred by such Seller in connection with such determination.

ARTICLE XIII

MISCELLANEOUS

13.1 General.

(a) Notwithstanding anything to the contrary herein, in the event of the breach of any covenant, agreement or obligation of a Party (a “Breaching Party”) contained in this Agreement, the Schedules attached hereto, the Related Agreements and/or any certificate delivered by the Breaching Party pursuant to this Agreement, the non-Breaching Party will be entitled to obtain injunctive relief to prevent such breach and to specific performance as well as all monetary and other damages allowed under this Agreement or by law. The non-Breaching Party will not be required to post any bond or undertaking to obtain any such relief. The foregoing rights shall be in addition to any other rights exercisable under this Agreement and not in limitation thereof.

13.2 No Third-Party Beneficiaries.

(a) InfoBasis, the Indemnitees, any person to whom the benefit of this Agreement is assigned in accordance with Section 13.6(a) and each person falling within the category of persons described in Section 13.6(b) shall be entitled under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement and the Related Agreement which confers (expressly or impliedly) any benefit on any such person.

(b) Subject to Section 13.2(a), a person who is not a party to this Agreement shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce a provision of this Agreement.

13.3 Joint and Several Liability of the Principals. The Principals understand and agree that each Principal shall be jointly and severally liable for the liabilities of the other Principals arising from or related to each Principal’s compliance with and performance of the terms of this Agreement and the Related Agreements (except that the liabilities of each Principal shall be several under such Principal’s employment or service contract and in relation to a breach of the Warranties in relation to that Principal’s Shares which are expressly stated in Sections 3.3. and 3.4 to be given severally or a breach of Section 10.2, 10.3 or 10.4 and that the liabilities of each Principal shall be several under any indemnity in relation to such matters), which shall include, without limitation, the failure of any Principal to perform or discharge any of his liabilities or obligations hereunder except as aforesaid in this Section 13.3. Notwithstanding any other provision of this Agreement, all obligations of the Principals are deemed to be joint and several in respect of breaches by our claims against the InfoBasis Escrow Monies with respect to any matter or claim involving any Principal.

13.4 Payments. Except as required by law, all payments under this Agreement by the Sellers shall be made gross, free of any rights of counterclaim or set-off and without any deductions or withholdings of whatever nature. If any deduction or withholding is required by law to be made from any payment by the Sellers, the Sellers undertake to pay to Buyer such additional amount as is necessary to ensure that the net receipt by Buyer (after any such deduction or withholding) is equal to the amount which it would have received and retained had the payment in question not been subject to deduction or withholding. If Buyer or InfoBasis is liable to make a payment of Tax in respect of any payment under Section 12.2 (or would have been so liable but for the availability of any Relief or right to repayment of Tax), the Principals undertake to pay to Buyer such additional amount as would have been required to be paid under Section 12.2 had the amount of such payment of Tax been a deduction or withholding from the payment which gave rise to the liability to make such payment of Tax.

13.5 Entire Agreement. This Agreement and the Related Agreements constitute the entire agreement between the Parties and supersede any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matters hereof.

13.6 Succession and Assignment.

(a) No Seller shall assign, transfer, charge, make the subject of a trust or deal in any other manner with this Agreement or any of its rights under this Agreement or purport to do any of the same without the prior written consent of Buyer. The Buyer may assign the benefit of any provision to which it is entitled from time to time in whole or in part and without restriction any time provided that the assignee undertakes in writing with the Sellers to comply with the provisions of this Agreement and the InfoBasis Escrow Agreement (for so long as the Escrow Agent holds any InfoBasis Escrow Monies) and the Oxford Escrow Agreement (for so long as there are any Oxford Escrow Monies being held in the Deposit Account).

(b) This Agreement, the InfoBasis Escrow Agreement and the Oxford Escrow Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.

13.7 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed given upon personal delivery or five (5) Business Days after being mailed by certified or registered mail, postage prepaid, or two (2) Business Days after being sent via an internationally recognized courier service, to the parties, their successors in interest or their assignees at the following addresses and telephone numbers, or at such other addresses or telephone numbers as the parties may designate by written notice in accordance with this Section 13.7:

If to Buyer:	Salary.com, Inc.
195 West Street
Waltham, MA 02451
Attention: Chief Executive Officer

With a copy to:	Salary.com, Inc.
195 West Street
Waltham, MA 02451
Attention: General Counsel

If to the Shareholder Representative:	Ashley Wheaton
Punchbowl Cottage
Hensington Road
Woodstock
OX20 1JL

With a copy to:	Nicholas Revell
26 Wargrave Road
Twyford
BERKS
RG10 9PQ

If to OCP or the Fund:	Oxford Capital Partners Limited
201 Cumnor Hill,
Oxford, OX2 9PJ.
Attention: David Mott

If to a Seller (other than Oxford):	At the address set forth in Schedule 13.7 in this Agreement.

13.8 Publicity. Save as required by law or the rules of any security exchange, no Seller may, nor may it permit its Affiliates, to issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of Buyer (not to be unreasonably withheld or delayed).

13.9 Governing Law; Venue. This Agreement shall be governed by, and construed in accordance with, the laws of England as to all matters, including but not limited to, matters of validity, construction, effect, performance and remedies. Subject to Section 13.20, the courts of England have exclusive jurisdiction to hear and decide any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement and, for these purposes, each Party irrevocably submits to the jurisdiction of the courts of England. Each Party irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to decide any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement and agrees not to claim that the courts of England are not a convenient or appropriate forum.

13.10 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and the Shareholder Representative and each of the Sellers hereby appoint the Shareholder Representative as its attorney for such purpose. Buyer and the Sellers shall not be required to obtain the consent of InfoBasis or any other third party on whom a benefit is conferred under this Agreement to the termination or variation of this Agreement or to the waiver or settlement of any right or claim arising under it.

13.11 Delay. The failure or delay in exercising a right or remedy provided by this Agreement or by law does not constitute a waiver of that (or any other) right or remedy. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents the further exercise of that (or any other) right or remedy. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

13.12 Rights. Each Party’s rights and remedies contained in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

13.13 Continuing Obligations. Except to the extent that they have been performed or where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Closing.

13.14 Release of Liability. Any liability to Buyer under this Agreement or the Related Agreements may be released, compounded or compromised (in whole or in part) and any time or indulgence may be given by Buyer in its absolute discretion as regards any of the Sellers without in any way prejudicing or affecting Buyer’s rights against any of the other Sellers in respect of that (or any other) liability, whether joint or several or otherwise.

13.15 Severability. Each provision of this Agreement is severally and distinct from the others. Any term or provision of this Agreement that is illegal, invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If any provision of this Agreement is found to be illegal, invalid or unenforceable but would be legal, valid or enforceable if some part of the provision were deleted, the provision in question shall apply with such modification(s) as may be necessary to make it legal, valid or enforceable.

13.16 Expenses. Buyer and each Seller shall each bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

13.17 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement and the Schedules hereto are incorporated herein by reference and made a part hereof.

13.18 Execution by Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Agreement. Facsimiles or .pdf signature pages shall be deemed to be the same as original signatures, and any Party that sends a facsimile or .pdf signature page shall promptly thereunder deliver the original to the other Parties to this Agreement.

13.19 Specific Performance. Each Party acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each Party agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of any country having jurisdiction over the parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

13.20 Dispute Resolution. In the event of any dispute arising under this Agreement that relates to the timing, calculation or payment of consideration due to the Employee Owners pursuant to Section 2.1(a)(iii) (an “Earnout Dispute”), Buyer or the Employee Owners (by written notice to the other) may invoke the procedures of this Section. Promptly after such notice is given, one or more of the Employee Owners and a designated officer of Buyer will meet to attempt to negotiate a settlement of all pending disputes. If for any reason the Buyer and the Employee Owners have not entered into a written settlement of the Earnout Dispute within 30 days after the original notice, either of the Buyer or the Employee Owners may give notice demanding that the Earnout Dispute be referred to a charted accountant (the “Expert”) for expert for determination. Thereafter all pending Earnout Disputes shall be settled by expert determination. The Expert will be appointed by agreement between the Buyer and the Employee Owners within seven (7) days after a Party’s notice requiring appointment of an Expert or, failing agreement on the appointment of the Expert, on the application of either Buyer or the Employee Owners to the President for the time being of the Institute of Chartered Accountants in England and Wales. The Expert’s determination will be conclusive and binding on the parties. The Expert will act as an expert and not as an arbitrator when making any such determination. The Expert shall have the right to award legal fees and costs to the prevailing party at his or her sole discretion.

13.21 The Fund’s and OCP’s Liability. Notwithstanding anything to the contrary in this Agreement, in no circumstances shall the Fund and/or OCP be liable for or in respect of a breach of this Agreement by any of the other Sellers (other than the Fund and/or OCP) or for any claim made against any such Seller in respect of such breach. Notwithstanding anything to the contrary in this Agreement each of the Fund and OCP agree that they shall be jointly and severally liable for the obligations and liabilities of each of them arising from or related to each of their compliance with and performance of this Agreement and any Related Agreement.

13.22 The Liability of the Principals. Notwithstanding anything to the contrary in this Agreement, in no circumstances shall any of the Principals be liable for or in respect of the breach of this Agreement by OCP, the Fund or any Additional Shareholder other than claims against the InfoBasis Escrow Monies with respect to matters or claims involving any of the Additional Shareholders and/or the other Principals.

13.23 The Liability of the Additional Shareholders. Notwithstanding anything to the contrary in this Agreement, in no circumstances shall any Additional Shareholder be liable for or in respect of the breach of this Agreement by OCP, the Fund, any of the Principals or any other Additional Shareholder, other than breaches by or claims against or satisfied by the InfoBasis Escrow Monies with respect to matters or claims involving any of the Additional Shareholders and/or the Principals.

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as a deed on the date first above written.

EXECUTED AND DELIVERED AS A DEED by	)	/s/ G. Kent Plunkett
SALARY.COM, INC.	)	Authorised Signatory
acting by its authorised signatories:	)
/s/ Bryce Chicoyne
Authorised Signatory

PRINCIPALS

EXECUTED AND DELIVERED AS A DEED by	)
Ashley Wheaton	)
in the presence of:	)	/s/ Ashley Wheaton

/s/ Corry Walker
Witness signature

EXECUTED AND DELIVERED AS A DEED by	)
Nicholas Revell	)
in the presence of:	)	/s/ Nicholas Revell

/s/ Corry Walker
Witness signature

EXECUTED AND DELIVERED AS A DEED by	)
John Cooke	)
in the presence of:	)	/s/ John Cooke

/s/ Corry Walker
Witness signature

EXECUTED AND DELIVERED AS A DEED by	)
THE OXFORD GATEWAY FUND NO. 2)		/s/ David Mott
acting by its manager OXFORD CAPITAL	)	Director
PARTNERS LIMITED	)
/s/ Edward Mott
Director
EXECUTED AND DELIVERED AS A DEED by	)
OXFORD CAPITAL PARTNERS LIMITED	)
	)	/s/ David Mott
	)	Director

/s/ Edward Mott
Director/Secretary

ADDITIONAL SHAREHOLDERS

EXECUTED AND DELIVERED AS A DEED by	)
CHRISTINE REID as attorney for	)
ANDREW CHRISTOU ANDREWS under a	)
power of attorney dated 8 August 2008)
	)	/s/ Christine Reid
in the presence of:	)

/s/ Corry Walker
Witness signature

EXECUTED AND DELIVERED AS A DEED by	)
CHRISTINE REID as attorney for	)
DONALD TAYLOR under a	)
power of attorney dated 1 August 2008)
	)	/s/ Christine Reid
in the presence of:	)

/s/ Corry Walker
Witness signature

EXECUTED AND DELIVERED AS A DEED by	)
Benjamin Hedges	)
in the presence of:	)	/s/ Benjamin Hedges

/s/ Corry Walker
Witness signature

EXECUTED AND DELIVERED AS A DEED by	)
Duncan Smart	)
in the presence of:	)	/s/ Duncan Smart

/s/ Corry Walker
Witness signature

EXECUTED AND DELIVERED AS A DEED by	)
Christine Rossiter	)
in the presence of:	)	/s/ Christine Rossiter

/s/ Corry Walker
Witness signature

EXECUTED AND DELIVERED AS A DEED by	)
JENNINGS OF GARSINGTON LIMITED
	)	/s/ Mike Jennings
	)	Director
/s/ Linda Dingle
Witness signature